SRAS INVESTMENT COMPANY LTD.

ישרס חברה להשקעות בע"מ



7, HAMERED ST, P.O.BOX 50140 TEL-AVIV 61500 FAX: 03-5103667 .פקס TEL: 03-5103651 .טל 61500 תל-אביב, רח' המרד 27, ת.ד. 50140 ת"א

HAIFA & NORTH BRANCH: 82, BEN GURION ST. KIRIAT MOTZKIN, FAX: 04-8758949 .פקס TEL: 04-8755868 .טל סניף חיפה והצפון: קרית מוצקין, רח' בן גוריון 82

02 JAN 22 AM 8:12



02002622

31st December, 2001

Anita Klein
Stop 3 - 9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Madam,

Re: Current Reports by our Company
Your ref: File No. 82-3243

Further to our letter of 12.11.2001 with enclosures, we take pleasure in enclosing herewith for filing the following documents, bringing information up to date as on 31.12.2001:

1. Directors' Report and Interim Consolidated Financial Statements: March 2000, June 2000, September 2000, March 2001, June 2001, September 2001.

2. Summary of "Immediate Reports" sent to the Israeli competent authorities to date.

3. Summary of Reports to the Israeli competent authorities concerning purchases and sales of Company securities by "interested parties" to date.

   Annual Report and Periodic Report for 2001 will be sent separately when finalized.

4. As from next year we shall be sending only the Audited Annual Report and Periodic Report, as we see no point in sending the Unaudited Interim Reports, which appear in Hebrew only, and the English translation, at a high cost, is not requested by anyone else.

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Sincerely,

D. Baker

David Baker, Advocate
Company Secretary
and Authorised Reporting Officer

DIRECTORS' REPORT

AS OF JUNE 30, 2001

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras Group ("the Group") is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

After that over the recent years the investments of Isras Group focused on the field of profit generating assets and on residential real estate, on the development of land and assets which it owns, and particularly on the development of J.T.P. (see below) however, from 1999, the Group commenced to examine several projects for acquisition. In December 1999, Isras Group acquired the YMCA site in Jerusalem. With the current state of the market, Isras Group intends to intensify its activities in the area of acquisitions, subject to market conditions and financing opportunities. In April 2001, the Group won a tender for the acquisition of 76% of the ownership and control rights over MTAM project (see g. below).

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in the first half of 2001:

1. Investments in profit generating assets:

In the first half of 2001, Isras Group (excluding Rassco, see below) invested approximately NIS 26.5 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park (74%) ("J.T.P") - upon the completion of the construction and the lease of four buildings with an aggregate lease area of some 40 thousand sq. m. (and parking areas of some 21 thousand sq. m.), construction is focused on the main building of the project, which is a tower with primary area of some 17,500 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the construction of the building will be completed during the year and that the lease stage will commence. In addition, J.T.P. commenced the digging stage for the construction of an additional building (primary area of some 18,000 sq. m. and parking areas of some 23,000 sq. m.). The progression in the construction of the building will be determined according to the market conditions.

  The investment in this project, during the reported period, totaled some NIS 18.1 million.

- Har-Hahotzvim project in Jerusalem (50%) - in which the construction of two buildings with an aggregate lease area of some 28,000 sq. m. was completed, as well as an underground parking lot of some 29,000 sq. m. (which will serve all of the buildings included in the project). During the year, the investments in the project focused on adjustments to tenants.

  The investment in this project (the Company's share), during the reported period, totaled some NIS 3.1 million.

- The Tiberias project - the Company owns the rights to land parcel with an area of nearly 14 dunams in Tiberias Elite's D quarter. In the initial stage, in 2000, the Company began to construct a building with an area of 2,000 sq. m, of which an area of about 1,600 sq. m. has been leased to a leading food chain for a long term. The construction of the building was completed during the reported period and it was transferred to the tenant on March 15, 2001.

  The investment in this project, during the reported period, totaled some NIS 3.7 million.

2. Operation of assets:

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 2000, continued in the first half of 2001. At present, it is difficult to find tenants for the newly constructed vacant areas and, primarily, for the previously constructed areas which became vacant. In addition, there was a considerable decline in demand for residential units, commercial, office and industrial space.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 42.8 million during the reported period, as compared to approximately NIS 34.6 million during the corresponding period last year, an increase of nearly 23.4% which derives mainly from increase in revenues from the technological parks (J.T.P. and Har-Hahotzvim) and, simultaneously, maintenance expenses increased by almost 6.9%.

Following the developments in the hi-tech market at the beginning of 2001, recently there is indication of strong trend of reduction in the areas required by high-tech companies, besides an accelerated process of termination of companies that have arrived to their financial end. These processes did not skip over J.T.P. and Har-Hahotzvim and they are expected to impact their revenues beginning in the second half of 2001. As for a breach of a lease agreement with Har-Hahotzvim, see Note 4a. to the financial statements.

3. Planning and development:

The planning status of the various projects of the Isras Group is as detailed in the Directors' Report for 2000 published on March 18, 2001, excluding for the following projects.

a. **The YMCA project - Jerusalem** - in May 2001, Isras Group commenced the earthworks of YMCA Project after the permit to carry out the first stage of the earthworks was received.

b. **Har-Hahotzvim project - Jerusalem** - Har-Hahotzvim company has unutilized building rights for the primary area of some 12,500 sq.m. The company is acting to advance the planning of the utilization and expansion of those rights.

c. **Kiryat Yovel - Jerusalem** - during 1996 - 2001 the Company acted towards the preparation of a new plan for the shopping center at Kiryat Yovel in order to establish a modern project that includes a shopping center, residential buildings, offices and a parking lot. At this times, the Company discontinued to advance the plan.

4. **Neve Aviv Club:**

During the reported period, revenues of approximately NIS 7,400 thousand were recorded from this activity, as compared to revenues of approximately NIS 7,740 thousand in the corresponding period last year, and a contribution of approximately NIS 1,866 thousand, as compared to a contribution of approximately NIS 2,260 thousand in the corresponding period last year.

5. **Rassco Rural and Suburban Settlement Co. Ltd.:**

Rassco operates 5 construction sites throughout the country. Rassco's share in this construction amounts to about 70 residential units. In addition, the company has 7 projects which were carried, in part, to the statement of income and/or projects whose construction was completed, in respect of which about 90 residential units remained unsold. Rassco has also 30 unsold residential units in projects which were occupied in the past.

Following are data pertaining to the main projects in progress which were not carried yet as of June 30, 2001 (NIS in thousands):

	Site	Number of units under construction	Number of units sold	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Jerusalem - Beth Hacerem (1)	22	8	8,000	95	6,698	1,141	2001
2	Jerusalem - Alenby Camp 3 (1)	24	-	11,500	50	7,297	-	2002
3	Atlit- Stage B	7	-	6,500	60	3,353	-	2001
4	Rishon Letzion - Cramim Building 3	30	2	20,000	65	15,337	871	2002
5	Ashadod Quarter E	8	-	5,500	5	712	-	2002
	Total					33,579	2,012	

Following are data pertaining to projects whose construction was completed as of June 30, 2001, however, they were not carried to the statement of income due to noncompliance with accounting criteria (NIS in thousands):

	Site	Number of units under construction	Number of units sold	Aggregate monetary scope	Cost (including land)	Advances received
6	Haifa - Nativ Hen	78	29	45,000	38,405	19,292
7	Tivon D stage B	12	1	10,000	6,993	982
	Total				**45,398**	**20,274**

Following are data pertaining to the projects in progress as of June 30, 2001 which were partially carried to the statement of income (NIS in thousands):

	Site	Number of units under construction	Number of units sold	Aggregate monetary scope	Revenues carried in 2001	Cost carried in 2001	Income carried in 2001
8	Naharia - Ein Shara (1)	20	16	8,800	5,225	3,613	1,612
9	Jerusalem - Alenby Camp 2 (1)	24	15	11,500	7,401	6,500	901
10	Shavei Zafon 20-22 (1)	68	35	12,000	4,659	3,839	820
11	Jerusalem - Beth Hacerem (1)	34	16	12,000	5,637	7,113	(1,476)
12	Rishon Letzion - Cramim Building 4	30	25	20,000	4,912	4,055	857

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1, 10, 11 Rassco's share is 1/3 and for projects Nos. 2, 8, 9 Rassco's share is 1/2.

Additional projects are included in inventory which were either completed or the principal part of the income from them was carried, see the gross profit table.

Rassco has real estate inventory of approximately 900 residential units available for construction (including YMCA project), some 500 unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced. This phenomenon is likely to continue as long as the present situation in the construction segment prevails. Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining the acquisitions in regions of demand.

In May this year, Rassco commenced earthworks and casting works at YMCA project after the permit to carry out the first stage of the digging was received.

For the reported period, total revenues amounted to approximately NIS 50.1 million, as compared to approximately NIS 55 million in the corresponding period last year.

Cost of sales during the reported period (before deducting the initial difference in the amount of approximately NIS 0.3 million in Isras' books) amounted to about NIS 43.8 million, as compared to about NIS 39.4 million in the corresponding period last year (before deducting the initial difference in the amount of approximately NIS 0.3 million in Isras' books) and the gross profit totaled NIS 6.3 million (about NIS 6.1 million after deducting the initial difference), as compared to NIS 15.5 million in the corresponding period last year (approximately NIS 15.2 million after deducting the initial difference).

B. BALANCE SHEET

As of June 30, 2001, the balance sheet amounts to NIS 1,225 million, as compared to NIS 1,207 at the beginning of the year.

Since the beginning of the year, there is an indication of trend of decrease in the interest rate for long-term borrowings in NIS. The Group has initiated a process of converting short-term loans in NIS into long-term loans linked to the Israeli CPI. If this trend continues, the Group may intensify the pace of conversion.

The shareholders' equity amounts to approximately NIS 471 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 369 million. The shareholders' equity amounts to approximately 30.1% - 35.5% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the reported period in establishing profit generating assets, in acquiring land and in construction by Rassco, etc. were financed by Isras's liquid resources and from bank borrowings. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 20.9 million, as compared to approximately NIS 27.4 million in the corresponding period last year.

D. RESULTS

Below are details of the results of operations in the principal business segments (adjusted NIS in thousands):

	1-3\01	6-4\01	1-6\01	1-6\00	2000
Net revenues from profit generating assets:					
Revenues	21,749	21,017	42,766	34,644	73,278
Maintenance expenses	6,756	6,836	13,592	12,719	26,803
	14,993	14,181	29,174	21,925	46,475
Operation of old age home:					
Revenues	3,754	3,646	7,400	7,740	15,362
Expenses	2,806	2,728	5,534	5,480	11,245
	948	918	1,866	2,260	4,117
Sale of assets and inventory of land:					
Revenues	-	37	37	143	143
Cost of sales	-	41	41	139	139
	-	(4)	(4)	4	4
Rassco (mainly construction for residences):					
Revenues	22,830	27,281	50,111	54,957	83,771
Cost of sales (including initial difference)	18,780	25,278	44,058	39,738	65,558
	4,050	2,003	6,053	15,219	18,213
	19,991	17,098	37,089	39,408	68,809
General and administrative expenses	4,819	4,233	9,052	9,841	19,151
Financial expenses, net	4,678	3,727	8,405	11,919	27,423
	9,497	7,960	17,457	21,760	46,574
	10,494	9,138	19,632	17,648	22,235
Other income, net	(62)	5,208	5,146	839	1,222
	10,432	14,346	24,778	18,487	23,457
Taxes on income	3,814	3,517	7,331	4,950	7,591
	6,618	10,829	17,447	13,537	15,866
Minority interest in earnings of subsidiaries, net	(1,098)	(1,087)	(2,185)	(1,766)	(3,484)
Income from continuing operations	5,520	9,742	15,262	11,771	12,382
Cumulative effect of accounting change as of the beginning of the year, net	-	-	-	1,208	1,208
Net income for the period	5,520	9,742	15,262	12,979	13,590

It arises from this table that the income from profit generating assets increased by approximately 23.4%, as compared to the corresponding period last year, and the contribution from profit generating assets increased by approximately 33.1%, as compared to the corresponding period last year.

The Group's general and administrative expenses amounted to about NIS 9.1 million, as compared to about NIS 9.8 million in the corresponding period last year.

The consolidated financial expenses for the reported period amounted to approximately NIS 8.4 million, as compared to approximately NIS 11.9 million in the corresponding period last year. The financial expenses during the reported period were affected from the high real interest rate for financing in NIS which were set-off against erosion in the known index and the fluctuations in the exchange rates of loans in foreign currency.

Other income for the reported period amounted to approximately NIS 5.1 million, as compared to approximately NIS 0.8 million in the corresponding period last year. The income during the reported period derives, mainly, from an agreement of the subsidiary and the Tax Authorities, following which gain of NIS 5 million was recorded in the books (see Note 6 to the financial statements).

The total consolidated pre-tax income was approximately NIS 24.8 million, as compared to income of approximately NIS 18.5 million in the corresponding period last year.

The total net income for the reported period was approximately NIS 15.3 million, as compared to income of approximately NIS 13 million in the corresponding period last year.

E. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

During the reported period, market risks, as reported in the Directors' Report for 2000, did not change and no material gains or losses derived to the Company from market risks.

F. PROSPECTUS

1. According to a prospectus dated July 31, 2001, the Company offered to the public NIS 32,000,000 par value of registered debentures (series D) along with 960,000 registered stock options (series C) that are convertible into NIS 96,000,000 par value of debentures (series D). The securities were offered to the public by 320 thousand units through a tender on the price of the unit where the composition and price per unit are as follows:

NIS 10 par value of debentures (series D) at 80% of their par value	NIS 80
3 stock options (series C)	Free
Total minimum price per unit	NIS 80

2. Following are the results of the tender which took place on August 7, 2001:

   2.1 In the context of the tender, 241 orders for the purchase of 352,577 units were received from the public (excess booking of 1.1).

   2.2 The price per unit was set at NIS 80.

2.3 All orders for the purchase of 352,577 were relatively responded, so that each one who ordered was responded at the rate of 90.76% of its order.

2.4 The gross proceed received by the Company in the context of the issuance amounted to NIS 25,600,000.

2.5 After the holders joined, 206 holders of debentures (series D) which were offered under the prospectus were spread in accordance with the definition of the terms "Holder" and "Minimum Spread" according to the guidelines of the Stock Exchange (see section 3.3.2 to the prospectus), i.e. over 40% of the minimal number of holders required under the guidelines of the Stock Exchange but below the number of minimal holders - 275.

3. The Stock Exchange Directorate approved that the Company implements an arrangement which enables to reach "minimum spread" of debentures. On August 21, 2001, the Company completed the above arrangement and on August 23, 2001, the debentures and the stock options commenced to be traded on the Stock Exchange.

4. In the context of the prospectus, a subsidiary of the Company has undertaken that at the beginning of the first day of trade on the Stock Exchange, the subsidiary will present a non-recourse demand for the purchase, in the course of and during all of the first trading day on the Stock Exchange, 960,000 stock options at the price of NIS 1.5 per stock option. Up to and including August 23, 2001, the subsidiary purchased 762,500 stock options at the aggregate cost of NIS 1,144 thousand.

G. MTAM - HIGH TECHNOLOGY CENTER LTD. ("MTAM")

On April 24, 2001, the Company was notified by The Authority for the Development of Jerusalem ("the Authority") and the Hebrew University of Jerusalem ("the University") (the Authority and the University collectively are the "Customer") that, in the context of the application process to make orders ("the tender") which was published by the Customer, the Company (or a company controlled by it) won the tender according to which the winner of the tender will purchase 76% of the ownership and control rights over MTAM by way of issuance of MTAM shares to the winner. MTAM is a private company which is wholly owned and controlled by the Customer (in equal parts between the University and the Authority).

In return for the issuance of shares, the Company (or a company controlled by it) shall pay to MTAM NIS 25 million. As of the date of the report, the issuance of MTAM shares to the Company (or a company controlled by it) was not yet effectuated. The Company estimates that the consummation of the tender process and the issuance of shares will take place in the coming days.

MTAM intends to establish a high tech park in an area which is adjacent to the Hebrew University in Givat Ram, Jerusalem in several buildings in primary building area of some 64,000 sq.m. and service area of some 63,000 sq.m.

According to an agreement dated August 30, 2000 between MTAM, the Israel Land Administration ("the Administration") and the University, the Administration will lease to MTAM the land on which MTAM intends to built the MTAM site for a period of 24 years and 11 months commencing from the date of the approval of the transaction by the Administration ("the lease period"). According to a clarification which was communicated to the Company by the Customer, the approval of the transaction by the Administration will be made immediately after the submission of a request to the Administration for signing a lease agreement between the Administration and MTAM to be presented before filing the application for the first building permit in the project. Pursuant to the terms of the tender, MTAM shall be fully exempt from the payment of any lease fees to the Administration for the land.

Based on an initial estimate, the cost of the construction of the entire project, at the shell level, may aggregate to $ 65 million. This amount may vary until the investment is actually made, among others, due to modification in planning, input prices and the state of the market.

It is uncertain whether this amount will be actually invested and there is not reliable estimate as to the date of said investment.

If MTAM refers to the Investment Center and will be approved by it as an approved enterprise, it may receive grants whose amounts can not be determined at this time. According to an initial estimate, these grants may reach up to $ 13 million, based on the conditions prevailing to date. These conditions may vary from time to time and it is impossible to predict what is expected in this field.

Shlomo Eisenberg
Chairman of the Board of Directors
and Chief Executive Officer

Yair Lerman
General Manager

August 27, 2001

F:\LANIR\1724\OTR\01\Edir6.doc

DRAFT: 11.9.00

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2001

ADJUSTED TO THE NIS OF JUNE 2001

UNAUDITED

INDEX

- - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 61575, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors
Isras Investment Company Ltd.

Re: Review of unaudited interim consolidated financial statements for the six and three months periods ended June 30, 2001

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of June 30, 2001 and the consolidated statements of income, statements of changes in shareholders' equity and statements of cash flows for the six and three months periods then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

We did not review the interim financial statements of certain subsidiaries, whose assets constitute approximately 38% of total assets included in the interim consolidated balance sheet as of June 30, 2001 and whose revenues constitute approximately 50% of total revenues included in the interim consolidated statement of income for the six months period then ended.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards in Israel, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of other auditors, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the aforementioned financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
August 27, 2001

KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of June 2001

	June 30,		December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	2,604	5,216	3,149
Short-term investments	1,244	1,999	2,118
Trade receivables	11,491	10,838	4,212
Other accounts receivable	28,985	40,840	21,167
Inventories of land	32,899	30,831	31,982
Buildings under construction and inventories of buildings, net	123,722	134,531	133,699
	200,945	224,255	196,327
LAND AND LAND RIGHTS	282,847	284,318	285,890
INVESTMENTS:			
Properties for leasing, net	509,720	457,892	502,512
Properties for leasing under construction, net	129,627	144,250	121,552
Land, land rights and orchards	32,847	32,279	32,318
Other investments	21,396	21,369	21,331
	693,590	655,790	677,713
FIXED ASSETS, NET	47,387	44,568	46,903
OTHER ASSETS AND DEFERRED CHARGES, NET	462	689	435
	1,225,231	1,209,620	1,207,268

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of June 2001

	June 30, 2001	June 30, 2000	December 31, 2000
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	337,751	430,664	407,244
Trade payables	12,136	15,875	15,415
Other accounts payable	29,814	46,706	37,462
Advance payments and deposits from tenants and property buyers	3,886	7,062	4,686
	383,587	500,307	464,807
LONG-TERM LIABILITIES:			
Liability to banks and others	277,403	166,931	187,646
Debentures	15,620	30,096	30,342
Commitments for building services in return for land	113,280	109,395	113,208
Deposits	6,249	5,563	5,192
Other long-term liabilities	6,559	5,689	5,808
Accrued severance pay, net	4,588	4,058	4,664
Deferred taxes	23,962	13,138	18,774
	447,661	334,870	365,634
MINORITY INTEREST	25,016	20,972	22,768
CONTINGENT LIABILITIES AND COMMITMENTS			
SHAREHOLDERS' EQUITY	368,967	353,471	354,059
	1,225,231	1,209,620	1,207,268

The accompanying notes are an integral part of the consolidated financial statements.

August 27, 2001			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of June 2001

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2001	2000	2001	2000	2000
	Unaudited				Audited
	Adjusted NIS in thousands (except per share data)				
Revenues	100,277	97,341	51,941	42,955	172,411
Cost of revenues	63,184	57,937	34,839	26,923	103,604
Gross profit	37,093	39,404	17,102	16,032	68,807
Selling, general and administrative expenses	9,052	9,841	4,233	4,916	19,151
Operating income	28,041	29,563	12,869	11,116	49,656
Financial expenses, net	8,405	11,919	3,727	5,232	27,425
	19,636	17,644	9,142	5,884	22,231
Other income, net	5,142	843	5,204	704	1,226
Income before taxes on income	24,778	18,487	14,346	6,588	23,457
Taxes on income	7,331	4,950	3,517	1,332	7,591
Income after taxes on income	17,447	13,537	10,829	5,256	15,866
Minority interest in earnings of subsidiaries, net	2,185	1,766	1,087	833	3,484
Income before extraordinary items	15,262	11,771	9,742	4,423	12,382
Cumulative effect of accounting change as of the beginning of the period, net	-	1,208	-	-	1,208
Net income for the period	15,262	12,979	9,742	4,423	13,590
Basic earnings per NIS 1 par value of Ordinary shares (in adjusted NIS):					
Earnings before extraordinary items	4.02	3.08	2.57	1.16	3.23
Cumulative effect of accounting change as of the beginning of the period, net	-	0.31	-	-	0.31
Net earnings for the period	4.02	3.39	2.57	1.16	3.54
Diluted earnings per NIS 1 par value of Ordinary shares (in adjusted NIS):					
Net earnings for the period	3.21		2.05		

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 2001
Unaudited

	Six months ended June 30, 2001						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	166,595	148,711	498	139,657	(77,987)	(23,415)	354,059
Debt adjustments	-	-	-	-	-	(354)	(354)
Net income for the period	-	-	-	15,262	-	-	15,262
Balance at the end of the period	166,595	148,711	498	154,919	(77,987)	(23,769)	368,967

	Six months ended June 30, 2000					
	Share capital	Additional paid-in capital	Retained earnings	Less Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	166,595	148,737	126,067	(77,987)	(22,529)	340,883
Expenses related to capital consolidation	-	(26)	-	-	-	(26)
Debt adjustments	-	-	-	-	(365)	(365)
Net income for the period	-	-	12,979	-	-	12,979
Balance at the end of the period	166,595	148,711	139,046	(77,987)	(22,894)	353,471

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 2001
Unaudited

	Three months ended June 30, 2001						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	166,595	148,711	498	145,177	(77,987)	(23,568)	359,426
Debt adjustments	-	-	-	-	-	(201)	(201)
Net income for the period	-	-	-	9,742	-	-	9,742
Balance at the end of the period	166,595	148,711	498	154,919	(77,987)	(23,769)	368,967

	Three months ended June 30, 2000					
	Share capital	Additional paid-in capital	Retained earnings	Less Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	166,595	148,711	134,623	(77,987)	(22,807)	349,135
Debt adjustments	-	-	-	-	(87)	(87)
Net income for the period	-	-	4,423	-	-	4,423
Balance at the end of the period	166,595	148,711	139,046	(77,987)	(22,894)	353,471

The accompanying notes are an integral part of the consolidated financial statements.

DIRECTORS' REPORT

AS OF MARCH 31, 2000

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras Group ("the Group") is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

The Israeli real estate market had been in a multi year process of successive growth (both in the construction of industrial and commercial buildings and in the construction of residential units) which was reflected by the significant increase in the scope of projects, selling prices and rental fees. In 1996, however, there was a change in this trend and, in 1997 - 1999, the change aggravated. According to the situation at present, there has been a material decline in the scope of construction and sale of residential units along with a decline in prices. In the sector of construction and lease of industrial buildings, in certain sites there is a supply surplus that may increase upon completion of projects in process and that causes pressure on the leasing prices.

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in the first quarter of 2000:

1. Investments in profit generating assets:

In the first quarter of 2000, Isras Group (excluding Rassco, see below) invested approximately NIS 16.2 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park ("J.T.P") - upon the completion of the construction of four buildings with an aggregate gross area of some 41 thousand sq. m. (and parking areas of some 21 thousand sq. m.), construction is focused on the main building of the project, which is a tower with an area of some 20,000 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the shell of the building and the adjustment stage will be completed during the year, and that the construction of an additional building (primary area of some 13,500 sq. m.) will commence.

  The investment in this project, during the reported period, totaled some NIS 11.4 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which the construction of an additional building with a main area of some 20,000 sq. m. was completed, as well as an underground parking lot of some 29,000 sq. m. (which will serve all of the buildings included in the project).

  The investment in this project (the Company's share) during the reported period amounted to nearly NIS 2.9 million.

2. Operation of assets:

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1999, continued in 2000. At present, it is difficult to find tenants for the newly constructed vacant areas and for the previously constructed areas which became vacant.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 16.8 million during the reported period, as compared to approximately NIS 15.7 million during the first three months of 1999, an increase of nearly 7.4% and, simultaneously, maintenance expenses increased by almost 6.1%.

3. Planning and development:

The planning status of the various projects of the Isras Group is as detailed in the Directors' Report for 1999 published on March 15, 2000.

4. Neve Aviv Club:

The occupancy rate of the Club during the reported period has improved, as compared to that in the corresponding period last year and, as a result, a contribution of approximately NIS 999 thousand was recorded from this activity, as compared to a contribution of approximately NIS 670 thousand in the corresponding period of 1999.

5. Rassco Rural and Suburban Settlement Co. Ltd.:

During February 2000, the Company completed the purchase of the remaining shares of Rassco from the public.

Rassco operates some 14 projects throughout the country (including commercial sites) in which about 300 residential units are being built.

Following are data pertaining to the main projects in progress as of March 31, 2000 (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Shavei Zafon Building 20-22 (1)	68	12,000	5	3,946	-	2001
2	Jerusalem - Beth Hacerem (1)	34	12,000	60	9,414	1,037	2000
3	Jerusalem - Beth Hacerem (1)	22	8,000	15	4,407	-	2001
4	Naharia - Ein Shara (1)	20	8,800	5	1,300	111	2001
5	Jerusalem - Alenby Camp (1)	24	11,500	20	6,337	762	2001
6	Haifa - Nativ Hen	78	45,000	65	28,548	5,304	2000
7	Tivon D stage B	12	10,000	40	3,312	90	2000
8	Atlit- Hofit	8	6,200	75	5,203	1,489	2000
9	Rishon Letzion - Cramim Building 5	26	20,000	50	12,342	2,377	2000
10	Rishon Letzion - Cramim Building 4	30	20,000	40	10,761	4,394	2001
11	Rishon Letzion - Cramim Building 3	30	20,000	5	8,453	-	2001
12	Ashdod - private houses	8	5,500	70	2,100	-	2000
	Total				96,123	15,564	

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1-3 Rassco's share is 1/3 and for projects Nos. 4-5 Rassco's share is 1/2.

Following are data pertaining to the projects in progress as of March 31, 2000 which were partially carried to the statement of income (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Carried rate
1	Jerusalem - Alenby Camp	23	10,800	87	10,600	75%
2	Jerusalem - Beth Hacerem	34	11,400	86	11,800	45%

Rassco has real estate inventory of approximately 900 residential units available for construction (including YMCA project, see e. below), some 500 unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced and in others a split was made following phased completion. This phenomenon is likely to continue as long as the present situation in the construction segment prevails.

Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining over again the acquisitions in regions of demand.

For the reported period, total revenues amounted to approximately NIS 32.5 million, as compared to approximately NIS 5.7 million in the corresponding period last year.

Cost of sales during the reported period amounted to about NIS 21.1 million, as compared to about NIS 3.9 million in the corresponding period last year and the gross profit totaled NIS 11.4 million, as compared to NIS 1.8 million in the corresponding period last year.

Following are cost and gross profit data for the first quarter of 2000:

Projects	**Revenues**	**Costs**	**Gross profit (loss)**
Jerusalem - Alenby Camp (23/2) (1)	8.3	8.2	0.1
Jerusalem - Beth Hacerem (34/3)	5.1	5.5	(0.4)
Shavei Zafon 17-19 (64/3) (1)	8.1	5.9	2.2
Be'er Sheva - Offices Wing B	19	8.3	10.7
Sale of inventory and sundry	2.9	2.3	0.6
	43.4	30.2	13.2
Neutralizing the cumulative effect of Standard 2	(10.9)	(9.1)	(1.8)
	32.5	21.1	11.4

(1) Regarding these projects, the Company reported on the cumulative effect from the change in the accounting principle in the financial statements.

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard 2. As a result of the application of the Standard, the results from projects will be reported on a current basis and not only upon the sale of a significant part of the project. The anticipated operating income for 2000 is expected to be greater in relation to the income that should have been reported according to generally accepted accounting principles, because the new standards tend to recognize revenues from projects at an earlier stage (refer to Note 2 to the financial statements).

The net cumulative effect of the change in the accounting principle as of December 31, 1999 amounts to NIS 1,840 thousand before tax and to NIS 1,178 thousand net of the tax effect.

B. BALANCE SHEET

As of March 31, 2000, the balance sheet amounts to NIS 1,058 million, as compared to NIS 1,087 at the beginning of the year.

Among the balance sheet items, we wish to especially point out the decrease in current assets in the amount of approximately NIS 24.8 million and, correspondingly, the decrease in current liabilities in the amount of approximately NIS 12.5 million and the decrease in long-term liabilities in the amount of approximately NIS 24.8 million.

The shareholders' equity amounts to approximately NIS 440 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 341 million. The shareholders' equity amounts to approximately 32% - 38% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the reported period in establishing profit generating assets, in acquiring land and in construction by Rassco, etc. were financed by Isras's liquid resources, from the proceeds received from the sale of asset in December 1999, from bank borrowings and from investment grants. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 34.6 million, as compared to approximately NIS 1.2 million in the corresponding period last year and to approximately NIS 24.8 for the entire year of 1999.

D. RESULTS

Below are details of the results of operations in the principal business segments (adjusted NIS in thousands):

	1 - 3 \ 00	1 - 3 \ 99	1999
Net revenues from profit generating assets:			
Revenues	16,835	15,678	64,384
Maintenance expenses	6,141	5,789	24,383
	10,694	9,889	40,001
Operation of old age home:			
Revenues	3,791	3,196	13,062
Expenses	2,792	2,526	9,945
	999	670	3,117
Sale of assets and inventory of land:			
Revenues	136	1,685	90,344
Cost of sales	135	198	60,373
	1	1,487	29,971
Rassco (mainly construction for residences):			
Revenues	32,507	5,665	168,771
Cost of sales (including initial difference)	21,366	3,867	135,831
	11,141	1,798	32,940
	22,835	13,844	106,029
General and administrative expenses	4,810	6,005	20,927
Financial expenses, net	6,533	9,045	37,350
	11,343	15,050	58,277
	11,492	(1,206)	47,752
Other income, net	135	1,042	2,015
	11,627	(164)	49,767
Taxes on income (tax benefits)	3,536	(770)	17,328
	8,091	606	32,439
Minority interest in earnings of subsidiaries, net	(911)	(343)	(1,686)
Income from continuing operations	7,180	263	30,753
Cumulative effect of accounting change as of the beginning of the year, net	1,178	-	-
Net income for the period	8,358	263	30,753

It arises from this table that the income from profit generating assets increased by approximately 7.4%, as compared to the corresponding period last year, and the contribution from profit generating assets increased by approximately 8.1%, as compared to the corresponding period last year.

The Group's general and administrative expenses amounted to about NIS 4.8 million, as compared to about NIS 6 million in the corresponding period last year (primarily a result of the cancellation of property tax).

The consolidated financial expenses for the first three months of the year amounted to approximately NIS 6.5 million, as compared to approximately NIS 9 million in the first three months of 1999 and to approximately NIS 37.4 million in 1999. The financial expenses derived mainly from the high real interest rate on financing in NIS (in Rassco) against the background of a negative inflation, erosion in the known index and the decrease in the value of loans in foreign currency.

The total consolidated pre-tax income was approximately NIS 11.6 million, as compared to a loss of approximately NIS 0.2 million in the corresponding period last year and to income of approximately NIS 49.8 million in 1999.

The total income from continuing operations for the first three months of the year was approximately NIS 7.2 million, as compared to income of approximately NIS 0.3 million in the corresponding period last year and to income of approximately NIS 30.8 million in 1999.

E. THE YMCA PROJECT

On December 23, 1999, Isras Group have entered into an agreement with YMCA of the U.S.A. ("YMCA") the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

There are several buildings on the site (primarily a hotel, sport facilities and a concert hall), as well as additional building rights pursuant to an approved urban building scheme. The additional building rights in a scope of about 32,000 sq. m. of primary area which are, in principal, designated for residential, hotel, office and commercial purposes. In addition, the urban building scheme includes a parking lot with about 900 parking spaces, a sports center and spa and a commercial front.

According to the agreement, Isras will be provided with leasing rights for 150 years in respect to that portion of the site on which it will build 32,000 sq. m. of the aforesaid primary area. Further, it will be provided with all of the unutilized building rights for the portion which will be leased to it.

The consideration to be paid by the Isras Group will include an amount of $ 9 million in cash, approximately $ 5.5 million in payments (about $ 4.5 million currently capitalized) and, in addition, the Group will build for the sellers the sports center and spa, the commercial front and about 400 parking spaces in the parking lot mentioned above, at an estimated cost of approximately $ 22 million (about $ 16.5 million currently capitalized). If the income from the sales in the project which is to be built on the site exceed the amount determined between the parties, an additional amount will be paid to the sellers to be calculated as a percentage of the amount exceeding the amount determined between the parties for that purpose.

On May 11, 2000, the Group paid the amount of $ 9 million in cash to YMCA and, in addition, guarantees were extended to YMCA to secure the balance of the payments and the performance of the construction works.

F. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

During the reported period, market risks, as reported in the Directors' Report for 1999, did not change and no material gains or losses derived to the Company from market risks.

G. REPORT ON THE PREPARATIONS FOR SOLVING THE PROBLEM OF THE YEAR 2000 ISSUE

During the reported period, the Year 2000 issue, as reported in the Directors' Report for 1999, did not change, and to the Company's management best knowledge and in view of examination conducted, the transition to the Year 2000 was made without failures and impact on the Company.

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	Yair Lerman General Manager

May 23, 2000

F:\LANIR\1724\OTR\00\Edir3.doc

DRAFT: 10.9.00

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2000

ADJUSTED TO THE NIS OF MARCH 2000

UNAUDITED

INDEX

- - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 61575, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors
Isras Investment Company Ltd.

Re: Review of unaudited interim consolidated financial statements for the three months ended March 31, 2000

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of March 31, 2000 and the related interim consolidated statement of income, statement of changes in shareholders' equity and statement of cash flows for the three months then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets constitute approximately 33% of total consolidated assets as of March 31, 2000 and whose revenues for the three months then ended constitute approximately 61% of total consolidated revenues, have been reviewed by other auditors.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards, and are limited in scope. Therefore, we do not express an opinion on the aforementioned interim consolidated financial statements.

In the course of our review, including the reading of the review reports of subsidiaries of other auditors, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles and in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
May 23, 2000

KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of March 2000

	March 31,		December 31,
	2000	1999	1999
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	31,548	4,928	5,672
Short-term bank deposits	2,558	1,643	2,641
Short-term investments and loans	14	2,937	-
Trade receivables	17,171	6,457	10,903
Other accounts receivable	38,685	18,258	104,431
Inventories of land	29,866	52,422	29,731
Buildings under construction and inventories of buildings, net	136,067	115,221	127,287
	255,909	201,866	280,665
LAND AND LAND RIGHTS	151,623	181,487	165,595
INVESTMENTS:			
Properties for leasing, net	448,824	421,498	448,933
Properties for leasing under construction, net	131,759	110,923	121,186
Land, land rights and orchards	5,677	41,488	5,558
Other investments	20,920	20,984	20,923
	607,180	594,893	596,600
FIXED ASSETS, NET	42,697	43,985	42,979
OTHER ASSETS AND DEFERRED CHARGES, NET	797	1,418	921
	1,058,206	1,023,649	1,086,760

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of March 2000

	March 31, 2000	March 31, 1999	December 31, 1999
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	304,915	265,244	304,630
Advance payments and deposits from tenants and property buyers	7,181	4,972	6,051
Subcontractors and trade payables	16,632	20,470	19,995
Other accounts payable	50,327	41,151	60,886
Advances in respect of buildings under construction, net	-	2,426	-
	379,055	334,263	391,562
LONG-TERM LIABILITIES:			
Liability to banks and others	246,764	266,567	273,960
Debentures	44,343	76,990	44,134
Deposits	5,319	4,350	3,299
Accrued severance pay, net	3,953	4,835	4,186
Deferred taxes	12,336	8,966	11,965
Other long-term liabilities	5,687	5,715	5,628
	318,402	367,423	343,172
MINORITY INTEREST	19,659	18,656	18,996
SHAREHOLDERS' EQUITY	341,090	303,307	333,030
	1,058,206	1,023,649	1,086,760

May 23, 2000			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of March 2000

	Three months ended March 31, 2000	Three months ended March 31, 1999	Year ended December 31, 1999
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands (except per share amounts)		
Revenues	53,133	24,539	294,880
Cost of revenues	30,299	12,182	193,248
Gross profit	22,834	12,357	101,632
Selling, general and administrative expenses	4,810	6,005	20,927
Operating income	18,024	6,352	80,705
Financial expenses, net	6,533	9,045	37,350
	11,491	(2,693)	43,355
Other income, net	136	2,529	6,412
Income (loss) before taxes on income	11,627	(164)	49,767
Taxes on income	3,536	(770)	17,328
Income after taxes on income	8,091	606	32,439
Minority interest in earnings of subsidiaries, net	(911)	(343)	(1,686)
Income from continuing operations	7,180	263	30,753
Cumulative effect of accounting change as of the beginning of the period, net	1,178	-	-
Net income for the period	8,358	263	30,753
Earnings per share:			
Basic earnings from continuing operations per NIS 1 par value of Common shares (in adjusted NIS)	1.89	0.07	8.10
Net earnings per NIS 1 par value of Common shares (in adjusted NIS)	2.20	0.07	8.10

The accompanying notes are an integral part of the consolidated financial statements.

ISRAS INVESTMENT COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of March 2000
Unaudited

	Three months ended March 31, 2000					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	162,758	145,310	123,162	(76,190)	(22,010)	333,030
Expenses related to capital consolidation	-	(26)	-	-	-	(26)
Debt adjustments	-	-	-	-	(272)	(272)
Net income for the period	-	-	8,358	-	-	8,358
Balance at the end of the period	162,758	145,284	131,520	(76,190)	(22,282)	341,090

	Three months ended March 31, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	162,758	145,506	92,409	(76,190)	(21,184)	303,299
Debt adjustments	-	-	-	-	(255)	(255)
Net income for the period	-	-	263	-	-	263
Balance at the end of the period	162,758	145,506	92,672	(76,190)	(21,439)	303,307

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of March 2000
Audited

	Year ended December 31, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the year	162,758	145,506	92,409	(76,190)	(21,184)	303,299
Expenses related to capital consolidation	-	(196)	-	-	-	(196)
Debt adjustments	-	-	-	-	(826)	(826)
Net income for the year	-	-	30,753	-	-	30,753
Balance at the end of the year	162,758	145,310	123,162	(76,190)	(22,010)	333,030

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2000

	Three months ended March 31,		Year ended December 31,
	2000	1999	1999
	Unaudited		Audited
	Adjusted NIS in thousands		
Cash flows from operating activities:			
Net income for the period	8,358	263	30,753
Adjustments required to reconcile net income to net cash provided by operating activities (a)	26,211	943	(5,963)
Net cash provided by operating activities	34,569	1,206	24,790
Cash flows from investing activities:			
Proceeds from sale of jointly controlled entity (c)	31,584	-	8,217
Investments in real estate and fixed assets	(16,339)	(15,609)	(67,393)
Investment grants received	833	1,124	5,737
Investment in subsidiaries	(233)	(1,762)	(2,830)
Loans for building transactions, net	-	-	794
Proceeds from sale of real estate and fixed assets	320	1,442	1,904
Marketable shares, net	(15)	(55)	3,038
Repayment of long-term loans	56	53	214
Short-term bank deposits, net	83	3,450	2,451
Net cash provided by (used in) investing activities	16,289	(11,357)	(47,868)
Cash flows from financing activities:			
Sale (acquisition) of Company debentures by subsidiary, net	(5)	(8)	778
Repayment of debentures (series C)	-	-	(5,633)
Repayment of debentures (series B)	-	-	(28,083)
Proceeds from long-term liabilities	13,500	575	96,892
Repayment of long-term liabilities	(33,377)	(34,839)	(135,861)
Short-term credit from banks and others, net	(5,074)	43,439	94,941
Expenses related to capital consolidation	(26)	-	(196)
Net cash provided by (used in) financing activities	(24,982)	9,167	22,838
Increase (decrease) in cash and cash equivalents	25,876	(984)	(240)
Cash and cash equivalents at the beginning of the period	5,672	5,912	5,912
Cash and cash equivalents at the end of the period	31,548	4,928	5,672

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2000

	Three months ended March 31,		Year ended December 31,
	2000	1999	1999
	Unaudited		Audited
	Adjusted NIS in thousands		
(a) Adjustments required to reconcile net income to net cash provided by operating activities:			
Income and expenses not involving cash flows:			
Minority interest in earnings of subsidiaries, net	911	343	1,686
Accrued severance pay, net	(233)	(338)	(987)
Depreciation and amortization	4,347	4,041	19,504
Deferred taxes, net	(673)	(1,936)	(900)
Adjustment of controlling party's debt for shares	(272)	(255)	(826)
Gain on sale of investment in jointly controlled entity	-	-	(2,775)
Gain on sale of investments in properties	(60)	(1,488)	(1,548)
Decrease (increase) in value of marketable shares	1	(794)	(949)
Erosion of long-term liabilities	(994)	(202)	263
Erosion of loans and other investments	(2)	1	1
Accrued interest on long-term liabilities	-	108	406
Changes in assets and liabilities:			
Decrease (increase) in land and land rights	13,907	(193)	1,844
Decrease (increase) in trade receivables	(6,268)	2,575	(1,871)
Decrease (increase) in other accounts receivable	33,819	229	(55,496)
Decrease (increase) in inventories of land	(135)	(149)	22,542
Decrease (increase) in buildings under construction and inventories of buildings, net	(2,143)	(13,726)	49,598
Increase in advance payments and deposits from tenants and property buyers	2,515	820	136
Decrease in subcontractors and trade payables	(1,150)	(3,374)	(440)
Increase (decrease) in other accounts payable	(10,559)	(967)	16,114
Increase (decrease) in advances in respect of buildings under construction, net	(6,859)	16,119	(52,306)
Increase in other long-term liabilities	59	129	41
	26,211	943	(5,963)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2000

	Three months ended March 31,		Year ended December 31,
	2000	1999	1999
	Unaudited		Audited
	Adjusted NIS in thousands		
(b) Investment in newly consolidated subsidiary:			
Working capital, net (excluding cash)	-	1,641	-
Land	-	(1,380)	-
Minority debt	-	(261)	-
	-	-	-
(c) Proceeds from sale of jointly controlled entity:			
Working capital (excluding cash)	-	-	(14)
Land	-	-	37,040
Capital gain on sale of investment	-	-	2,775
	-	-	39,801
Change in debt in respect of sale	31,584	-	(31,584)
	31,584	-	8,217
(d) Significant non-cash operations:			
Unpaid proceeds from sale of investee	-	-	31,584
Unpaid proceeds from sale of land to buyers of land	-	1,251	-
Acquisition of properties against liabilities to suppliers	4,563	9,365	5,954
Investment grants receivable	91	3,613	1,482

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

These financial statements have been prepared as of March 31, 2000 and for the three months then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 1999 and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 1999 are applied consistently in these financial statements, except for the mentioned in Note 4 below.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS based on the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of March 2000.

In the three months ended March 31, 2000, the Israeli CPI decreased by 1.2% (corresponding period last year - decreased by 1.4%).

NOTE 4:- THE EFFECT OF ACCOUNTING STANDARD NO. 2 ON THE FINANCIAL STATEMENTS

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard 2 regarding construction of buildings for sale.

The new Standard adopts the percentage of completion method and determines accounting principles for recognition of revenues and expenses simultaneously with the performance of the work, in such a manner that the statements reflect the results that derive from that part of the work which was performed during the reported period, providing that the basic conditions detailed in the Standard are met: revenues from sale of project will be recognized upon its sale, however not before the sales proceeds from the beginning of the project until the end of the reporting period constitute at least 50% of the anticipated total revenues therefrom and the rate of physical completion of the project by the end of the reporting period is at least 25%.

The Standard supersedes the principles set forth in Opinion 6 of the Institute of Certified Public Accountants in Israel which accounted for the results from the construction of buildings for sale under the completed-contract method.

According to the new Standard, revenues are recognized on the basis of the product of the sales proceeds by the rate of completion of the project, in contrast to Opinion 6 which accounted for revenues only when the physical completion of the project was completed (over 90%) and a significant part of the project was sold (over 75% of the project).

As a result of the application of the Standard, the results from projects which last over a long period of time will be reported on a current basis and not only upon the completion and sale of a significant part of the project.

The net cumulative effect of the change in the accounting principle as of December 31, 1999 amounts to NIS 1,840 thousand before tax and to NIS 1,178 thousand net of the tax effect.

NOTE 5:- COMMITMENTS

On December 23, 1999, Isras Group ("the buyer") have entered into an agreement with YMCA of the U.S.A. ("YMCA") the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

The consideration which will be paid by the buyer in current values is the amount in NIS which equals to $ 13.5 million, as well as building costs for YMCA in the estimated amount in NIS which equals to $ 16.5 million (current values).

Subsequent to the balance sheet date, on May 11, 1999, the buyer paid an amount in NIS which equals to $ 9 million and provided to YMCA guarantees which secure the reminder payments and the performance of the construction works, against the record of a mortgage in favor of the creditor bank and a warning in favor of the buyer.

\- - - - - - - - -

F:\LANIR\1724\M\00\Ec3.doc

DIRECTORS' REPORT

AS OF JUNE 30, 2000

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras Group ("the Group") is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in the first half of 2000:

1. **Investments in profit generating assets:**

In the first half of 2000, Isras Group (excluding Rassco, see below) invested approximately NIS 56.5 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park ("J.T.P") - upon the completion of the construction of four buildings with an aggregate lease area of some 40.5 thousand sq. m. (and parking areas of some 21 thousand sq. m.), construction is focused on the main building of the project, which is a tower with an area of some 17,500 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the shell of the building will be completed during the year and that the adjustment stage will commence. In the fourth quarter of the year the commencement of the construction of an additional building (primary area of some 13,500 sq. m. and parking area of some 22,000 sq. m.) is anticipated.

  The investment in this project, during the reported period, totaled some NIS 20.9 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which the construction of an additional building with a main area of some 20,000 sq. m. was completed, as well as an underground parking lot of some 29,000 sq. m. (which will serve all of the buildings included in the project).

  The investment in this project (the Company's share), during the reported period, amounted to nearly NIS 5.3 million.

- The YMCA project in Jerusalem - see e. below.

  The investment in this project, during the reported period, totaled some NIS 44.6 million, of which Rassco's share is approximately NIS 18.5 million.

2. **Operation of assets:**

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1999, continued in 2000. At present, it is difficult to find tenants for the newly constructed vacant areas and, primarily, for the previously constructed areas which became vacant. In contrast with this trend, there was indication of demand for leased areas for the technological industry.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 34.4 million during the reported period, as compared to approximately NIS 31.9 million during the corresponding period last year, an increase of nearly 7.8% and, simultaneously, maintenance expenses increased by almost 7.2%.

3. **Planning and development:**

The planning status of the various projects of the Isras Group is as detailed in the Directors' Report for 1999 published on March 15, 2000.

4. **Neve Aviv Club:**

The occupancy rate of the Club during the reported period has improved, as compared to that in the corresponding period last year and, as a result, a contribution of approximately NIS 2,244 thousand was recorded from this activity, as compared to a contribution of approximately NIS 1,450 thousand in the corresponding period last year and approximately NIS 3,167 thousand in the entire year of 1999.

5. **Rassco Rural and Suburban Settlement Co. Ltd.:**

Rassco operates 12 construction projects throughout the country (including project which were partially carried whose construction was not yet completed). Rassco's share in this construction totals about 250 residential units.

Following are data pertaining to the main projects in progress as of June 30, 2000 (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Naharia - Shavei Zafon Building 20-22 (1)	68	12,000	10	4,391	-	2001
2	Jerusalem - Beth Hacerem (1)	34	12,000	70	10,534	1,484	2000
3	Jerusalem - Beth Hacerem (1)	22	8,000	35	5,608	254	2001
4	Naharia - Ein Shara (1)	20	8,800	20	1,486	252	2001
5	Jerusalem - Alenby Camp (1)	24	11,500	40	7,907	902	2000-2001
6	Haifa - Nativ Hen	78	45,000	80	31,535	8,512	2000
7	Tivon D stage B	12	10,000	60	4,069	647	2000
8	Rishon Letzion - Cramim Building 5	26	20,000	65	13,878	4,456	2000
9	Rishon Letzion - Cramim Building 3	30	20,000	10	9,702	-	2001
10	Ashdod - private houses	8	5,500	80	2,576	47	2000
	Total				**91,686**	**16,554**	

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1-3 Rassco's share is 1/3 and for projects Nos. 4-5 Rassco's share is 1/2.

Following are data pertaining to the projects in progress as of June 30, 2000 which were partially carried to the statement of income (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of completion	Carried revenues	Carried costs	Carried income
1	Atlit- Hofit	8	6,200	87	3,000	2,700	300
2	Rishon Letzion - Cramim Building 4	30	20,000	51	6,000	4,700	1,300

Additional projects are included in inventory which were either completed or the principal part of the income from them was carried, see the gross profit table.

Rassco has real estate inventory of approximately 900 residential units available for construction (including YMCA project, see e. below), some 500 unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced and in others a split was made following phased completion. This phenomenon is likely to continue as long as the present situation in the construction segment prevails.

Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining over again the acquisitions in regions of demand.

For the reported period, total revenues amounted to approximately NIS 54.6 million, as compared to approximately NIS 53.2 million in the corresponding period last year.

Cost of sales during the reported period (before deducting the initial difference in the amount of approximately NIS 0.3 million in Isras' books) amounted to about NIS 39.2 million, as compared to about NIS 43 million in the corresponding period last year (before deducting the initial difference in the amount of approximately NIS 1.3 million in Isras' books) and the gross profit totaled NIS 15.4 million (about NIS 15.1 million after deducting the initial difference), as compared to NIS 10.1 million in the corresponding period last year (approximately NIS 8.8 million after deducting the initial difference).

Following are cost and gross profit data for the first half of 2000:

Projects	Revenues	Costs	Gross profit (loss)	Carried for the first time during quarter
Jerusalem - Alenby Camp (23/2) (1)	10.5	9.3	1.2	1
Jerusalem - Beth Hacerem (34/3)	6.9	7.6	(0.7)	1
Shavei Zafon 17-19 (64/3) (1)	9.4	6.8	2.6	1
Be'er Sheva - Offices Wing B	20.0	8.3	11.7	1
Atlit - Hofit	3.0	2.7	0.3	2
Rishon Letzion - Keramim Building 4	6.0	4.7	1.3	2
Sale of inventory and sundry	9.9	9.0	0.9	
	65.7	48.4	17.3	
Neutralizing the cumulative effect of Standard 2	(11.1)	(9.2)	(1.9)	
	54.6	39.2	15.4	

(1) Regarding these projects, the Company reported on the cumulative effect from the change in the accounting principle in the financial statements.

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard 2. As a result of the application of the Standard, the results from projects will be reported on a current basis and not only upon the sale of a significant part of the project. The anticipated operating income for 2000 is expected to be greater in relation to the income that should have been reported according to generally accepted accounting principles, because the new standards tend to recognize revenues from projects at an earlier stage (refer to Note 4 to the financial statements).

The net cumulative effect of the change in the accounting principle as of December 31, 1999 amounts to NIS 1,870 thousand before tax and to NIS 1,197 thousand net of the tax effect.

B. BALANCE SHEET

As of June 30, 2000, the balance sheet amounts to NIS 1,201 million, as compared to NIS 1,104 at the beginning of the year.

Among the balance sheet items, we wish to especially point out the decrease in current assets in the amount of approximately NIS 63 million, the increase in lands and lands rights of approximately NIS 114.5 million and in investments of approximately NIS 44.8 million and, correspondingly, the increase in current liabilities in the amount of approximately NIS 98.8 million and the decrease in long-term liabilities in the amount of approximately NIS 16.3 million. The major changes derive from the acquisition of the YMCA project, receipts on account of an asset sold in the prior year, the switch of current maturities of long-term liabilities to current liabilities.

The shareholders' equity amounts to approximately NIS 451 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 351 million. The shareholders' equity amounts to approximately 29.2% - 37.6% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the reported period in establishing profit generating assets, in acquiring land and in construction by Rassco, etc. were financed by Isras's liquid resources, from the proceeds received from the sale of asset in December 1999, from bank borrowings and from investment grants. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 27.2 million, as compared to approximately NIS 14.1 million in the corresponding period last year and to approximately NIS 25.2 for the entire year of 1999.

D. RESULTS

Below are details of the results of operations in the principal business segments (adjusted NIS in thousands):

	1 - 3 \ 00	6 - 4 \ 00	1 - 6 \ 00	1 - 6 \ 99	1999
Net revenues from profit generating assets:					
Revenues	17,107	17,285	34,392	31,912	65,424
Maintenance expenses	6,240	6,387	12,627	11,777	24,777
	10,867	10,898	21,765	20,135	40,647
Operation of old age home:					
Revenues	3,852	3,832	7,684	6,423	13,273
Expenses	2,837	2,603	5,440	4,973	10,106
	1,015	1,229	2,244	1,450	3,167
Sale of assets and inventory of land:					
Revenues	138	3	141	1,712	91,803
Cost of sales	137	-	137	201	61,348
	1	3	4	1,511	30,455
Rassco (mainly construction for residences):					
Revenues	33,032	21,526	54,558	53,191	171,496
Cost of sales (including initial difference)	21,711	17,738	39,449	44,343	138,024
	11,321	3,788	15,109	8,848	33,472
	23,204	15,918	39,122	31,944	107,741
General and administrative expenses	4,888	4,881	9,769	11,991	21,265
Financial expenses, net	6,638	5,194	11,832	15,349	37,953
	11,526	10,075	21,601	27,340	59,218
	11,678	5,843	17,521	4,604	48,523
Other income, net	137	696	833	1,539	2,047
	11,815	6,539	18,354	6,143	50,570
Taxes on income	3,593	1,322	4,915	1,412	17,608
	8,222	5,217	13,439	4,731	32,962
Minority interest in earnings of subsidiaries, net	(926)	(827)	(1,753)	(902)	(1,713)
Income from continuing operations	7,296	4,390	11,686	3,829	31,249
Cumulative effect of accounting change as of the beginning of the period, net	1,197	-	1,197	-	-
Net income for the period	8,493	4,390	12,883	3,829	31,249

It arises from this table that the income from profit generating assets increased by approximately 7.8% as compared to the corresponding period last year, and the contribution from profit generating assets increased by approximately 8.1%, as compared to the corresponding period last year.

The Group's general and administrative expenses amounted to about NIS 9.8 million, as compared to about NIS 12 million in the corresponding period last year (primarily a result of the cancellation of property tax).

The consolidated financial expenses for the first six months of the year amounted to approximately NIS 11.8 million, as compared to approximately NIS 15.3 million in the first six months of 1999 and to approximately NIS 38 million in 1999. The financial expenses derived mainly from the high real interest rate on financing in NIS (in Rassco) against the background of a negative inflation, erosion in the known index and the decrease in the value of loans in foreign currency.

The total consolidated pre-tax income was approximately NIS 18.4 million, as compared to income of approximately NIS 6.1 million in the corresponding period last year and to income of approximately NIS 50.6 million in 1999.

The total income from continuing operations for the first six months of the year was approximately NIS 11.7 million, as compared to income of approximately NIS 3.8 million in the corresponding period last year and to income of approximately NIS 31.2 million in 1999.

E. THE YMCA PROJECT

On December 23, 1999, Isras Group have entered into an agreement with YMCA of the U.S.A. ("YMCA") the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

There are several buildings on the site (primarily a hotel, sport facilities and a concert hall), as well as additional building rights pursuant to an approved urban building scheme. The additional building rights in a scope of about 32,000 sq. m. of primary area which are, in principal, designated for residential, hotel, office and commercial purposes. In addition, the urban building scheme includes a parking lot with about 900 parking spaces, a sports center and spa and a commercial front.

According to the agreement, Isras will be provided with leasing rights for 150 years in respect to that portion of the site on which it will build 32,000 sq. m. of the aforesaid primary area. Further, it will be provided with all of the unutilized building rights for the portion which will be leased to it.

The consideration to be paid by the Isras Group will include an amount of $ 9 million in cash, approximately $ 5.5 million in payments (about $ 4.5 million currently capitalized) and, in addition, the Group will build for the sellers the sports center and spa, the commercial front and about 400 parking spaces in the parking lot mentioned above, at an estimated cost of approximately $ 22 million (about $ 16.5 million currently capitalized). If the income from the sales in the project which is to be built on the site exceed the amount determined between the parties, an additional amount will be paid to the sellers to be calculated as a percentage of the amount exceeding the amount determined between the parties for that purpose.

On May 11, 2000, the Group paid the amount of $ 9 million in cash to YMCA and, in addition, guarantees were extended to YMCA to secure the balance of the payments and the performance of the construction works. In exchange, a mortgage was recorded in favor of the lending bank and a caveat was recorded in favor of the Group. In July, an application was filed to permit carrying out the earthworks.

According to generally accepted accounting principles, the entire cost of the purchase was recorded in the Group's books against which was recorded the commitment for construction services and payments.

F. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

During the reported period, market risks, as reported in the Directors' Report for 1999, did not change and no material gains or losses derived to the Company from market risks.

G. REPORT ON THE PREPARATIONS FOR SOLVING THE PROBLEM OF THE YEAR 2000 ISSUE

During the reported period, the Year 2000 issue, as reported in the Directors' Report for 1999, did not change, and to the Company's management best knowledge and in view of examination conducted, the transition to the Year 2000 was made without failures and impact on the Company.

H. DRAFT PROSPECTUS

On July 19, 2000, the Company and its wholly owned subsidiary filed a draft prospectus with the Israeli Securities Authority and the Stock Exchange.

The draft prospectus is on the basis of the Company's financial statements for the period ended March 31, 2000 and it includes right offering to the Company's shareholders of call options which are exercisable into the Company's shares which are held, at present, by the aforementioned subsidiary.

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	**Yair Lerman** General Manager

August 17, 2000

F:\LANIR\1724\OTR\00\Edir6.doc

DRAFT: 11.9.00

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2000

ADJUSTED TO THE NIS OF JUNE 2000

UNAUDITED

INDEX

- - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 61575, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors
Isras Investment Company Ltd.

Re: Review of unaudited interim consolidated financial statements for the six months and three months periods ended June 30, 2000

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of June 30, 2000 and the related interim consolidated statements of income, statements of changes in shareholders' equity and statements of cash flows for the six months and three months periods then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets constitute approximately 38.2% of total consolidated assets as of June 30, 2000 and whose revenues for the six months then ended constitute approximately 56.5% of total consolidated revenues, have been reviewed by other auditors.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards, and are limited in scope. Therefore, we do not express an opinion on the aforementioned interim consolidated financial statements.

In the course of our review, including the reading of the review reports of subsidiaries of other auditors, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles and in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970.

We consent that this review will be disclosed in the Company's prospectus which is to be published in August 2000.

Tel Aviv, Israel
August 30, 2000

KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of June 2000

	June 30,		December 31,
	2000	1999	1999
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	5,177	1,321	5,764
Short-term investments	1,984	5,696	2,684
Trade receivables	10,758	9,452	11,079
Other accounts receivable	40,543	15,487	106,116
Inventories of land	30,607	53,325	30,211
Buildings under construction and inventories of buildings, net	133,553	127,543	(* 129,837
	222,622	212,824	285,691
LAND AND LAND RIGHTS	282,252	171,313	(* 167,772
INVESTMENTS:			
Properties for leasing, net	454,565	427,547	456,181
Properties for leasing under construction, net	143,202	128,263	123,142
Land, land rights and orchards	32,044	42,491	5,648
Other investments	21,214	21,289	21,261
	651,025	619,590	606,232
FIXED ASSETS, NET	44,244	44,690	43,673
OTHER ASSETS AND DEFERRED CHARGES, NET	684	1,269	937
	1,200,827	1,049,686	1,104,305

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

	June 30, 2000	June 30, 1999	December 31, 1999
	Unaudited		Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	427,535	307,577	309,548
Advance payments and deposits from tenants and property buyers	7,010	4,305	6,150
Subcontractors and trade payables	15,760	22,720	20,317
Other accounts payable	46,367	44,673	61,869
Advances in respect of buildings under construction, net	-	1,502	-
	496,672	380,777	397,884
LONG-TERM LIABILITIES:			
Liability to banks and others	165,718	241,105	278,383
Debentures	29,878	72,284	44,847
Liabilities for constructions services in exchange for land	108,600	-	-
Deposits	5,522	4,466	3,352
Accrued severance pay, net	4,028	4,556	4,254
Deferred taxes	13,042	9,447	12,158
Other long-term liabilities	5,647	5,807	5,718
	332,435	337,665	348,712
MINORITY INTEREST	20,820	19,581	19,304
SHAREHOLDERS' EQUITY	350,900	311,663	338,405
	1,200,827	1,049,686	1,104,305

August 17, 2000			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of June 2000

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2000	1999	2000	1999	1999
	Unaudited				Audited
	Adjusted NIS in thousands (except per share data)				
Revenues	96,634	91,526	42,643	66,591	299,641
Cost of revenues	57,516	61,093	26,728	48,715	196,368
Gross profit	39,118	30,433	15,915	17,876	103,273
Selling, general and administrative expenses	9,769	11,991	4,881	5,888	21,265
Operating income	29,349	18,442	11,034	11,988	82,008
Financial expenses, net	11,832	15,349	5,194	6,159	37,953
	17,517	3,093	5,840	5,829	44,055
Other income, net	837	3,050	699	480	6,515
Income before taxes on income	18,354	6,143	6,539	6,309	50,570
Taxes on income	4,915	1,412	1,322	2,195	17,608
Income after taxes on income	13,439	4,731	5,217	4,114	32,962
Minority interest in earnings of subsidiaries, net	1,753	902	827	553	1,713
Income from continuing operations	11,686	3,829	4,390	3,561	31,249
Cumulative effect of accounting change as of the beginning of the period, net	1,197	-	-	-	-
Net income for the period	12,883	3,829	4,390	3,561	31,249
Earnings per share:					
Basic earnings before cumulative effect of accounting change per NIS 1 par value of Common shares (in adjusted NIS)	3.08	1.01	1.16	0.94	8.23
Earnings from cumulative effect of accounting change per NIS 1 par value of Common shares (in adjusted NIS)	0.31	-	-	-	-
Net earnings after cumulative effect of accounting change per NIS 1 par value of Common shares (in adjusted NIS)	3.39	1.01	1.16	0.94	8.23

The accompanying notes are an integral part of the consolidated financial statements.

ISRAS INVESTMENT COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 2000
Unaudited

	Six months ended June 30, 2000					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	165,385	147,656	125,150	(77,420)	(22,366)	338,405
Expenses related to capital consolidation	-	(26)	-	-	-	(26)
Debt adjustments	-	-	-	-	(362)	(362)
Net income for the period	-	-	12,883	-	-	12,883
Balance at the end of the period	165,385	147,630	138,033	(77,420)	(22,728)	350,900

	Six months ended June 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	165,385	147,855	93,901	(77,420)	(21,528)	308,193
Debt adjustments	-	-	-	-	(359)	(359)
Net income for the period	-	-	3,829	-	-	3,829
Balance at the end of the period	165,385	147,855	97,730	(77,420)	(21,887)	311,663

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 2000
Unaudited

	Three months ended June 30, 2000					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	165,385	147,630	133,643	(77,420)	(22,642)	346,596
Debt adjustments	-	-	-	-	(86)	(86)
Net income for the period	-	-	4,390	-	-	4,390
Balance at the end of the period	165,385	147,630	138,033	(77,420)	(22,728)	350,900

	Three months ended June 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	165,385	147,855	94,169	(77,420)	(21,785)	308,204
Debt adjustments	-	-	-	-	(102)	(102)
Net income for the period	-	-	3,561	-	-	3,561
Balance at the end of the period	165,385	147,855	97,730	(77,420)	(21,887)	311,663

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 2000
Audited

	Year ended December 31, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the year	165,385	147,855	93,901	(77,420)	(21,528)	308,193
Expenses related to capital consolidation	-	(199)	-	-	-	(199)
Debt adjustments	-	-	-	-	(838)	(838)
Net income for the year	-	-	31,249	-	-	31,249
Balance at the end of the year	165,385	147,656	125,150	(77,420)	(22,366)	338,405

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of June 2000

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2000	1999	2000	1999	1999
	Unaudited				Audited
	Adjusted NIS in thousands				
Cash flows from operating activities:					
Net income for the period	12,883	3,829	4,390	3,561	31,249
Adjustments required to reconcile net income to net cash provided by (used in) operating activities (a)	14,350	10,318	(12,284)	9,359	(6,058)
Net cash provided by (used in) operating activities	27,233	14,147	(7,894)	12,920	25,191
Cash flows from investing activities:					
Proceeds from sale of previously jointly controlled entity (c)	32,094	-	-	-	8,350
Investments in real estate and fixed assets	(57,015)	(39,386)	(40,412)	(23,525)	(68,481)
Investment grants received	1,351	3,202	504	2,059	5,830
Investment in subsidiaries	(237)	(1,790)	-	-	(2,876)
Loans for building transactions, net	-	-	-	-	807
Proceeds from sale of real estate and fixed assets	328	1,665	3	200	1,935
Marketable shares, net	(15)	(12)	-	44	3,087
Repayment of long-term loans	114	108	57	55	217
Short-term bank deposits, net	713	2,456	629	(1,051)	2,490
Net cash used in investing activities	(22,667)	(33,757)	(39,219)	(22,218)	(48,641)
Cash flows from financing activities:					
Sale (acquisition) of Company debentures by subsidiary, net	(11)	(16)	(6)	(8)	791
Repayment of debentures (series C)	(5,769)	(5,726)	(5,769)	(5,726)	(5,726)
Repayment of debentures (series B)	-	-	-	-	(28,534)
Proceeds from long-term liabilities	17,761	4,842	4,043	4,258	98,455
Repayment of long-term liabilities	(49,722)	(47,119)	(15,806)	(11,717)	(138,054)
Short-term credit from banks and others, net	32,614	62,943	37,770	18,803	96,474
Expenses related to capital consolidation	(26)	-	-	-	(199)
Net cash provided by (used in) financing activities	(5,153)	14,924	20,232	5,610	23,207
Decrease in cash and cash equivalents	(587)	(4,686)	(26,881)	(3,688)	(243)
Cash and cash equivalents at beginning of period	5,764	6,007	32,058	5,009	6,007
Cash and cash equivalents at end of period	5,177	1,321	5,177	1,321	5,764

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of June 2000

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2000	1999	2000	1999	2000
	Unaudited				Audited
	Adjusted NIS in thousands				
(a) Adjustments required to reconcile net income to net cash provided by (used in) operating activities:					
Income and expenses not involving cash flows:					
Minority interest in earnings of subsidiaries, net	1,753	902	827	553	1,713
Depreciation and amortization	8,681	9,366	4,264	5,260	19,819
Deferred taxes	(540)	(1,570)	144	397	(915)
Accrued severance pay, net	(226)	(701)	11	(357)	(1,004)
Adjustment of controlling party's debt for shares	(362)	(359)	(86)	(102)	(838)
Gain on sale of investment in jointly controlled entity	-	-	-	-	(2,820)
Gain on sale of investments in properties	(64)	(1,510)	(3)	-	(1,573)
Decrease (increase) in value of marketable shares	2	(842)	1	(36)	(964)
Erosion of long-term liabilities	(3,588)	(3,160)	(2,578)	(2,954)	267
Erosion of loans and other investments	-	5	2	4	1
Accrued interest on other long-term liabilities	-	221	-	111	414
Changes in assets and liabilities:					
Decrease (increase) in land and land rights	(5,946)	12,836	(20,078)	13,033	1,873
Decrease (increase) in trade receivables	321	(275)	6,690	(2,890)	(1,901)
Decrease (increase) in other accounts receivable	33,403	3,322	(962)	3,092	(56,392)
Decrease (increase) in inventories of land	(396)	(209)	(259)	(57)	22,906
Decrease (increase) in buildings under construction and inventories of buildings, net	1,460	(13,745)	3,638	202	50,399
Increase (decrease) in advance payments and deposits from tenants and property buyers	2,329	(326)	(227)	(1,160)	138
Increase (decrease) in subcontractors and trade payables	(1,429)	901	(260)	4,329	(447)
Increase (decrease) in other accounts payable	(15,502)	1,873	(4,772)	2,855	16,374
Increase (decrease) in advances in respect of buildings under construction, net	(5,474)	3,457	1,496	(12,922)	(53,150)
Increase (decrease) in other long-term liabilities	(72)	132	(132)	1	42
	14,350	10,318	(12,284)	9,359	(6,058)

The accompanying notes are an integral part of the consolidated financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of June 2000

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2000	1999	2000	1999	1999
	Unaudited				Audited
	Adjusted NIS in thousands				
(b) Significant non-cash operations:					
Sale of previously jointly controlled entity	-	-	-	-	32,094
Acquisition of properties against liabilities to suppliers	3,757	7,106	3,757	7,106	6,050
Investment grants receivable	-	3,835	-	3,835	1,506
(c) Proceeds from sale of previously jointly controlled entity:					
Working capital (excluding cash)	-	-	-	-	(14)
Land	-	-	-	-	37,638
Capital gain on sale of investment	-	-	-	-	2,820
	-	-	-	-	40,444
Change in debt in respect of sale	-	-	-	-	(32,094)
	-	-	-	-	8,350

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

These financial statements have been prepared as of June 30, 2000 and for the six months and three months periods then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 1999 and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 1999 are applied consistently in these financial statements.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS based on the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of June 2000.

In the six months ended June 30, 2000, the Israeli CPI increased by 0.4% (corresponding period last year - decreased by 0.4%).

NOTE 4:- THE EFFECT OF ACCOUNTING STANDARD NO. 2 ON THE FINANCIAL STATEMENTS

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard 2 regarding construction of buildings for sale.

The new Standard adopts the percentage of completion method and determines accounting principles for recognition of revenues and expenses simultaneously with the performance of the work, in such a manner that the statements reflect the results that derive from that part of the work which was performed during the reported period, providing that the basic conditions detailed in the Standard are met: revenues from sale of project will be recognized upon its sale, however not before the sales proceeds from the beginning of the project until the end of the reporting period constitute at least 50% of the anticipated total revenues therefrom and the rate of physical completion of the project by the end of the reporting period is at least 25%.

The Standard supersedes the principles set forth in Opinion 6 of the Institute of Certified Public Accountants in Israel which accounted for the results from the construction of buildings for sale under the completed-contract method.

According to the new Standard, revenues are recognized on the basis of the product of the sales proceeds by the rate of completion of the project, in contrast to Opinion 6 which accounted for revenues only when the physical completion of the project was completed (over 90%) and a significant part of the project was sold (over 75% of the project).

As a result of the application of the Standard, the results from projects which last over a long period of time will be reported on a current basis and not only upon the completion and sale of a significant part of the project.

The net cumulative effect of the change in the accounting principle as of December 31, 1999 amounts to NIS 1,870 thousand before tax and to NIS 1,197 thousand net of the tax effect.

NOTE 5:- COMMITMENTS

On December 23, 1999, Isras Group ("the buyer") have entered into an agreement with YMCA of the U.S.A. ("YMCA") the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

The consideration which will be paid by the buyer in current values is the amount in NIS which equals to $ 13.5 million, as well as building costs for YMCA in the estimated amount in NIS which equals to $ 16.5 million (current values).

On May 11, 1999, the buyer paid an amount in NIS which equals to $ 9 million and provided to YMCA guarantees which secure the reminder payments and the performance of the construction works, against the record of a mortgage in favor of the creditor bank and a warning in favor of the buyer.

NOTE 6:- SUBSEQUENT EVENTS

Draft prospectus:

On July 19, 2000, the Company and its wholly owned subsidiary filed a draft prospectus with the Israeli Securities Authority and the Stock Exchange.

The draft prospectus is on the basis of the Company's financial statements for the period ended March 31, 2000 and it includes right offering to the Company's shareholders of call options which are exercisable into the Company's shares which are held, at present, by the aforementioned subsidiary.

NOTE 7:- TAX ASSESSMENTS

During the reported period, the Tax Authorities issued to a subsidiary assessments for the years 1995 and 1996 in respect of disallowable deductions of real financial expenses which derive from a subsidiary's holdings in another subsidiary. The subsidiary filed an appeal on these orders with the District Court.

On August 20, 2000, subsequent to the balance sheet date, a compromising settlement was signed between the Company, the subsidiary and the assessing officer for large enterprises whereby the real financial expenses which derived from the subsidiary's holdings in another subsidiary, as aforementioned, will not be allowed for deduction for the years 1995 - 1998, however, these financial expenses will be recognized by the Company as deductible expenses, in nominal values, in one time in the tax year of 1999. This compromising settlement was not yet validated by a Court decree.

The settlement does not specify the amount, however, the Company estimates that the payment for the settlement will be some NIS 200 thousand for the years 1995 - 1998.

- - - - - - - - -

F:\LANIR\1724\M\00\Ec6.doc

DIRECTORS' REPORT

AS OF SEPTEMBER 30, 2000

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras Group ("the Group") is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in the first nine months of 2000:

1. **Investments in profit generating assets:**

In the first nine months of 2000, Isras Group (excluding Rassco, see below) invested approximately NIS 71.6 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park ("J.T.P") - upon the completion of the construction of four buildings with an aggregate lease area of some 40.5 thousand sq. m. (and parking areas of some 21 thousand sq. m.), construction is focused on the main building of the project, which is a tower with an area of some 17,500 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the shell of the building will be completed during the fourth quarter of the year and that the adjustment stage will commence. In addition, the commencement of the construction of an additional building (primary area of some 13,500 sq. m. and parking area of some 22,000 sq. m.) is anticipated.

  The investment in this project, during the reported period, totaled some NIS 30.4 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which the construction of the shell of an additional building with a main area of some 20,000 sq. m. was completed, as well as an underground parking lot of some 29,000 sq. m. (which will serve all of the buildings included in the project). The majority of the area of the project has been leased.

  The investment in this project (the Company's share), during the reported period, amounted to nearly NIS 9 million.

- The YMCA project in Jerusalem - see e. below.

  The investment in this project, during the reported period, totaled some NIS 44.9 million, of which Rassco's share is approximately NIS 19 million.

- The Tiberias project - the Company owns the rights to a land parcel with an area of nearly 14 dunams in Tiberias Elite's D quarter. In the initial stage, the Company commenced to construct a building with an area of 2,000 sq. m, of which an area of about 1,600 sq. m. has been leased.

  The investment in this project, during the reported period, amounted to nearly NIS 2 million.

2. Operation of assets:

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1999, continued in 2000. At present, it is difficult to find tenants for the newly constructed vacant areas and, primarily, for the previously constructed areas which became vacant. In contrast with this trend, there was indication of demand for leased areas for the technological industry.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 52.7 million during the reported period, as compared to approximately NIS 48 million during the corresponding period last year, an increase of nearly 9.9% and, simultaneously, maintenance expenses increased by almost 7.9%.

3. Planning and development:

The planning status of the various projects of the Isras Group is as detailed in the Directors' Report for 1999 published on March 15, 2000, excluding the Greek Colony, Jerusalem, for which the change in the urban building scheme was approved by the local committee and the plan was passed on to the district committee.

4. Neve Aviv Club:

The occupancy rate of the Club during the reported period has improved, as compared to that in the corresponding period last year and, as a result, a contribution of approximately NIS 3,185 thousand was recorded from this activity, as compared to a contribution of approximately NIS 2,273 thousand in the corresponding period last year and approximately NIS 3,140 thousand in the entire year of 1999.

5. Rassco Rural and Suburban Settlement Co. Ltd.:

Rassco operates 12 construction projects throughout the country (including project which were partially carried to the statement of income whose construction was not yet completed). Rassco's share in this construction totals about 250 residential units.

Following are data pertaining to the main projects in progress as of September 30, 2000 (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Naharia - Shavei Zafon Building 20-22 (1)	68	12,000	20	4,487	486	2001
2	Jerusalem - Beth Hacerem (1)	34	12,000	80	11,318	1,852	2000
3	Jerusalem - Beth Hacerem (1)	22	8,000	40	6,230	408	2001
4	Naharia - Ein Shara (1)	20	8,800	30	2,704	658	2001
5	Jerusalem - Alenby Camp (1)	24	11,500	50	8,554	1,181	2000-2001
6	Haifa - Nativ Hen	78	45,000	85	34,169	11,395	2000
7	Tivon D stage B	12	10,000	80	5,077	962	2000
8	Atlit stage B	7	6,500	10	1,717	-	2001
9	Rishon Letzion - Cramim Building 3	30	20,000	20	10,682	-	2001
10	Ashdod - private houses (2)	8	5,500	100	2,744	1,467	2000
	Total				**87,682**	**18,409**	

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1-3 Rassco's share is 1/3 and for projects Nos. 4-5 Rassco's share is 1/2.

(2) The construction of this project was completed, however it was not carried to the statement of income due to low sales level.

Following are data pertaining to the projects in progress as of September 30, 2000 which were partially carried to the statement of income (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of completion	Carried revenues	Carried costs	Carried income
1	Atlit- Hofit	8	6,200	89	3,282	2,928	354
2	Rishon Letzion - Cramim Building 4	30	20,000	79	7,843	6,243	1,600
2	Rishon Letzion - Cramim Building 5	26	20,000	80	8,548	6,852	1,696

Additional projects are included in inventory which were either completed or the principal part of the income from them was carried, see the gross profit table.

Rassco has real estate inventory of approximately 900 residential units available for construction (including YMCA project, see e. below), some 500 unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced and in others a split was made following phased completion. This phenomenon is likely to continue as long as the present situation in the construction segment prevails. Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining the acquisitions in regions of demand.

For the reported period, total revenues amounted to approximately NIS 70.7 million, as compared to approximately NIS 94.1 million in the corresponding period last year.

Cost of sales during the reported period (before deducting the initial difference in the amount of approximately NIS 0.3 million in Isras' books) amounted to about NIS 52.9 million, as compared to about NIS 73.6 million in the corresponding period last year (before deducting the initial difference in the amount of approximately NIS 1.7 million in Isras' books) and the gross profit totaled NIS 17.8 million (about NIS 17.5 million after deducting the initial difference), as compared to NIS 20.4 million in the corresponding period last year (approximately NIS 18.7 million after deducting the initial difference).

Following are cost and gross profit data for the first nine months of 2000:

Projects	Revenues	Costs	Gross profit (loss)	Carried for the first time during quarter
Jerusalem - Alenby Camp (23/2) (1)	11.3	9.9	1.4	1
Jerusalem - Beth Haccrem (34/3)	7.8	8.6	(0.8)	1
Shavei Zafon 17-19 (64/3) (1)	10.1	7.4	2.7	1
Be'er Sheva - Offices Wing B	20.0	9.5	10.5	1
Atlit - Hofit (8)	3.3	2.9	0.4	2
Rishon Letzion - Cramim Building 4 (30)	7.8	6.2	1.6	2
Rishon Letzion - Cramim Building 5 (26)	8.5	6.8	1.7	3
Sale of inventory and sundry	12.9	10.7	2.2	
	81.7	62.0	19.7	
Neutralizing the cumulative effect of Standard 2	(11.0)	(9.1)	(1.9)	
	70.7	52.9	17.8	

(1) Regarding these projects, the Company reported on the cumulative effect from the change in the accounting principle in the financial statements.

The net cumulative effect of the change in the accounting principle (see Note 4 to the financial statements) as of December 31, 1999 amounts to NIS 1,853 thousand before tax and to NIS 1,186 thousand net of the tax effect.

B. BALANCE SHEET

As of September 30, 2000, the balance sheet amounts to NIS 1,209 million, as compared to NIS 1,095 at the beginning of the year.

Among the balance sheet items, we wish to especially point out the decrease in current assets in the amount of approximately NIS 67 million, the increase in lands and lands rights of approximately NIS 120 million and, correspondingly, the increase in current liabilities in the amount of approximately NIS 147 million and the decrease in long-term liabilities in the amount of approximately NIS 49 million. The principal changes derive from the acquisition of the YMCA project, receipts on account of an asset sold in the prior year, the switch of current maturities of long-term liabilities to current liabilities and from the non-renewal of long-term liabilities which were repaid due to the high interest in the market.

The shareholders' equity amounts to approximately NIS 448 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 348 million. The shareholders' equity amounts to approximately 28.8% - 37% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the reported period in establishing profit generating assets, in acquiring land and in construction by Rassco, etc. were financed by Isras's liquid resources, from the proceeds received from the sale of asset in December 1999, from bank borrowings and from investment grants. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 27.7 million, as compared to approximately NIS 15.7 million in the corresponding period last year and to approximately NIS 25 for the entire year of 1999.

D. RESULTS

Below are details of the results of operations in the principal business segments (adjusted NIS in thousands):

	1-3 \ 00	6-4 \ 00	9-7\00	1-9 \ 00	1-9 \ 99	1999
Net revenues from profit generating assets:						
Revenues	16,961	17,139	18,590	52,690	47,963	64,864
Maintenance expenses	6,187	6,333	6,779	19,299	17,880	24,565
	10,774	10,806	11,811	33,391	30,083	40,299
Operation of old age home:						
Revenues	3,819	3,805	3,888	11,512	9,546	13,159
Expenses	2,813	2,583	2,931	8,327	7,273	10,019
	1,006	1,222	957	3,185	2,273	3,140
Sale of assets and inventory of land:						
Revenues	137	3	-	140	1,757	91,019
Cost of sales	136	-	-	136	200	60,824
	1	3	-	4	1,557	30,195
Rassco (mainly construction for residences):						
Revenues	32,750	21,347	16,643	70,740	94,092	170,030
Cost of sales (including initial difference)	21,525	17,591	14,090	53,206	75,368	136,845
	11,225	3,756	2,553	17,534	18,724	33,185
	23,006	15,787	15,321	54,114	52,637	106,819
General and administrative expenses	4,846	4,841	5,397	15,084	17,316	21,086
Financial expenses, net	6,582	5,149	10,381	22,112	26,709	37,634
	11,428	9,990	15,778	37,196	44,025	58,720
	11,578	5,797	(457)	16,918	8,612	48,099
Other income, net	136	690	190	1,016	1,610	2,046
	11,714	6,487	(267)	17,934	10,222	50,145
Taxes on income (tax benefits)	3,562	1,312	(1,321)	3,553	2,128	17,460
	8,152	5,175	1,054	14,381	8,094	32,685
Minority interest in earnings of subsidiaries, net	(917)	(821)	(983)	(2,721)	(1,215)	(1,699)
Income from continuing operations	7,235	4,354	71	11,660	6,879	30,986
Cumulative effect of accounting change as of the beginning of the period, net	1,186	-	-	1,186	-	-
Net income for the period	8,421	4,354	71	12,846	6,879	30,986

It arises from this table that the income from profit generating assets increased by approximately 9.9%, as compared to the corresponding period last year, and the contribution from profit generating assets increased by approximately 11%, as compared to the corresponding period last year.

The Group's general and administrative expenses amounted to about NIS 15.1 million, as compared to about NIS 17.3 million in the corresponding period last year (primarily as a result of the cancellation of property tax).

The consolidated financial expenses for the first nine months of the year amounted to approximately NIS 22.1 million, as compared to approximately NIS 26.7 million in the first nine months of 1999 and to approximately NIS 37.6 million in 1999. The financial expenses derived mainly from the high real interest rate on financing in NIS (primarily in Rassco) against the background of a low inflation, erosion in the known index and the fluctuation in the exchange rates of loans in foreign currency.

The total consolidated pre-tax income was approximately NIS 17.9 million, as compared to income of approximately NIS 10.2 million in the corresponding period last year and to income of approximately NIS 50.1 million in 1999.

The total income from continuing operations for the first nine months of the year was approximately NIS 11.7 million, as compared to income of approximately NIS 6.9 million in the corresponding period last year and to income of approximately NIS 31 million in 1999.

E. THE YMCA PROJECT

On December 23, 1999, Isras Group have entered into an agreement with YMCA of the U.S.A. ("YMCA") the owners to the rights in the area within the streets: King David, Washington and Lincoln in Jerusalem which is known as YMCA area.

There are several buildings on the site (primarily a hotel, sport facilities and a concert hall), as well as additional building rights pursuant to an approved urban building scheme. The additional building rights in a scope of about 32,000 sq. m. of primary area which are, in principal, designated for residential, hotel, office and commercial purposes. In addition, the urban building scheme includes a parking lot with about 900 parking spaces, a sports center and spa and a commercial front.

According to the agreement, Isras will be provided with leasing rights for 150 years in respect to that portion of the site on which it will build 32,000 sq. m. of the aforesaid primary area. Further, it will be provided with all of the unutilized building rights for the portion which will be leased to it.

The consideration to be paid by the Isras Group will include an amount of $ 9 million in cash, approximately $ 5.5 million in payments (about $ 4.5 million currently capitalized) and, in addition, the Group will build for the sellers the sports center and spa, the commercial front and about 400 parking spaces in the parking lot mentioned above, at an estimated cost of approximately $ 22 million (about $ 16.5 million currently capitalized). If the income from the sales in the project which is to be built on the site exceed the amount determined between the parties, an additional amount will be paid to the sellers to be calculated as a percentage of the amount exceeding the amount determined between the parties for that purpose.

On May 11, 2000, the Group paid the amount of $ 9 million in cash to YMCA and, in addition, guarantees were extended to YMCA to secure the balance of the payments and the performance of the construction works. In exchange, a mortgage was recorded in favor of the lending bank and a caveat was recorded in favor of the Group. In July, an application was filed to permit carrying out the earthworks. The application was approved subject to the fulfillment of the conditions of the permit. The Group is getting organized in order to begin the earthworks.

According to generally accepted accounting principles, the entire cost of the purchase was recorded in the Group's books against which was recorded the commitment for construction services and payments.

F. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

During the reported period, market risks, as reported in the Directors' Report for 1999, did not change and no material gains or losses derived to the Company from market risks.

G. RIGHTS PROSPECTUS

On August 30, 2000, the Company, together with Benny Michal (Futures) Ltd. - its wholly-owned subsidiary ("Benny Michal" or "the offerer"), published an issuance prospectus by way of rights to the Company's shareholders ("the prospectus").

Pursuant to the prospectus, the offerer proposed by way of rights to the Company's shareholders, 949,029 call options (Series B) ("the options") which are proposed through a sale offer by Benny Michal, each of which is exercisable into one Ordinary share of NIS 1 par value of the Company which, at the date of the prospectus, are held by the offerer, in such a manner that anyone who, at the end of the business day of September 6, 2000, holds four Ordinary shares of NIS 1 par value each of Isras, was entitled to purchase one option at a price of NIS 1.

Of the 949,029 rights to purchase options which were offered in the context of the prospectus, 948,299 rights were exercised, representing approximately 99.92% of the aggregate rights which were offered and, accordingly, 948,299 options were issued.

The options are exercisable on each trading day commencing with their registration for trade on the stock exchange until December 31, 2001 (inclusive) for a payment in cash of the exercise price of NIS 85, unlinked.

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	**Yair Lerman** General Manager

November 22, 2000

F:\LANIR\1724\OTR\00\Edir9.doc

DRAFT: 11.9.00

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2000

ADJUSTED TO THE NIS OF SEPTEMBER 2000

UNAUDITED

INDEX

- - - - - - - - - -

ERNST & YOUNG

- **Kost Forer & Gabbay**
  3 Aminadav St.
  Tel-Aviv 61575, Israel

- Phone: 972-3-6232525
  Fax: 972-3-5622555

The Board of Directors
Isras Investment Company Ltd.

Re: Review of unaudited interim consolidated financial statements for the nine and three months periods ended September 30, 2000

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of September 30, 2000 and the consolidated statements of income, statements of changes in shareholders' equity and the consolidated statements of cash flows for the nine and three months periods then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

We did not review the interim financial statements of certain subsidiaries, whose assets constitute approximately 38.3% of total assets included in the interim consolidated balance sheet and whose revenues constitute approximately 52.4% of total revenues included in the interim consolidated statement of income.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards in Israel, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of other auditors, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the aforementioned financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
November 22, 2000

KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of September 2000

	September 30,		December 31,
	2000	1999	1999
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	2,385	5,190	5,715
Short-term investments	1,813	1,756	2,662
Trade receivables	6,124	10,124	10,986
Other accounts receivable	42,567	20,861	105,223
Inventories of land	30,751	53,135	29,957
Buildings under construction and inventories of buildings, net	132,394	129,818	128,745
	216,034	220,884	283,288
LAND AND LAND RIGHTS	286,532	166,090	166,361
INVESTMENTS:			
Properties for leasing, net	449,400	455,113	452,344
Properties for leasing under construction, net	158,742	106,253	122,106
Land, land rights and orchards	31,775	42,387	5,600
Other investments	21,023	21,092	21,082
	660,940	624,845	601,132
FIXED ASSETS, NET	44,447	44,029	43,306
OTHER ASSETS AND DEFERRED CHARGES, NET	553	1,093	929
	1,208,506	1,056,941	1,095,016

The accompanying notes are an integral part of the consolidated financial statements.

	September 30, 2000	September 30, 1999	December 31, 1999
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	474,078	296,255	306,944
Advance payments and deposits from tenants and property buyers	5,282	4,787	6,098
Trade payables	20,358	21,266	20,146
Other accounts payable	42,052	41,245	61,349
Advances in respect of buildings under construction, net	-	1,852	-
	541,770	365,405	394,537
LONG-TERM LIABILITIES:			
Liability to banks and others	125,789	261,156	276,041
Debentures	29,942	72,417	44,470
Commitments for building services in return for land	111,536	-	-
Deposits	6,053	4,805	3,324
Accrued severance pay, net	4,053	4,626	4,218
Deferred taxes	13,855	12,171	12,056
Other long-term liabilities	5,737	5,804	5,670
	296,965	360,979	345,779
MINORITY INTEREST	21,668	18,597	19,142
SHAREHOLDERS' EQUITY	348,103	311,960	335,558
	1,208,506	1,056,941	1,095,016

November 22, 2000			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of September 2000

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2000	1999	2000	1999	1999
	Unaudited				Audited
	Adjusted NIS in thousands (except per share data)				
Revenues	134,942	151,601	39,121	60,845	297,121
Cost of revenues	80,832	100,521	23,800	39,942	194,716
Gross profit	54,110	51,080	15,321	20,903	102,405
Selling, general and administrative expenses	15,084	17,316	5,397	5,426	21,086
Operating income	39,026	33,764	9,924	15,477	81,319
Financial expenses, net	22,112	26,709	10,381	11,489	37,634
	16,914	7,055	(457)	3,988	43,685
Other income, net	1,020	3,167	190	143	6,460
Income (loss) before taxes on income	17,934	10,222	(267)	4,131	50,145
Taxes on income	3,553	2,128	(1,321)	728	17,460
Income after taxes on income	14,381	8,094	1,054	3,403	32,685
Minority interest in earnings of subsidiaries, net	2,721	1,215	983	321	1,699
Income from continuing operations	11,660	6,879	71	3,082	30,986
Cumulative effect of accounting change as of the beginning of the period, net	1,186	-	-	-	-
Net income for the period	12,846	6,879	71	3,082	30,986
Earnings before cumulative effect of accounting change per NIS 1 par value of Ordinary shares (in adjusted NIS)	3.07	1.81	0.02	0.81	8.16
Earnings from cumulative effect of accounting change per NIS 1 par value of Ordinary shares (in adjusted NIS)	0.31	-	-	-	-
Net earnings after cumulative effect of accounting change per NIS 1 par value of Ordinary shares (in adjusted NIS)	3.38	1.81	0.02	0.81	8.16

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 2000
Unaudited

	Nine months ended September 30, 2000						
	Share capital	Additional paid-in capital	Receipts for options	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	163,994	146,414	-	124,097	(76,769)	(22,178)	335,558
Issuance of stock options for acquisition of Company shares held by subsidiary, net	-	-	489	-	-	-	489
Expenses related to capital consolidation	-	(25)	-	-	-	-	(25)
Debt adjustment	-	-	-	-	-	(765)	(765)
Net income for the period	-	-	-	12,846	-	-	12,846
Balance at the end of the period	163,994	146,389	489	136,943	(76,769)	(22,943)	348,103

	Nine months ended September 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,994	146,612	93,111	(76,769)	(21,345)	305,603
Debt adjustment	-	-	-	-	(522)	(522)
Net income for the period	-	-	6,879	-	-	6,879
Balance at the end of the period	163,994	146,612	99,990	(76,769)	(21,867)	311,960

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 2000
Unaudited

	Three months ended September 30, 2000						
	Share capital	Additional paid-in capital	Receipts for options	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	163,994	146,389	-	136,872	(76,769)	(22,537)	347,949
Issuance of stock options for acquisition of Company shares held by subsidiary, net	-	-	489	-	-	-	489
Debt adjustment	-	-	-	-	-	(406)	(406)
Net income for the period	-	-	-	71	-	-	71
Balance at the end of the period	163,994	146,389	489	136,943	(76,769)	(22,943)	348,103

	Three months ended September 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,994	146,612	96,908	(76,769)	(21,703)	309,042
Debt adjustment	-	-	-	-	(164)	(164)
Net income for the period	-	-	3,082	-	-	3,082
Balance at the end of the period	163,994	146,612	99,990	(76,769)	(21,867)	311,960

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 2000
Audited

	Year ended December 31, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the year	163,994	146,612	93,111	(76,769)	(21,345)	305,603
Expenses related to capital consolidation	-	(198)	-	-	-	(198)
Debt adjustments	-	-	-	-	(833)	(833)
Net income for the year	-	-	30,986	-	-	30,986
Balance at the end of the year	163,994	146,414	124,097	(76,769)	(22,178)	335,558

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 2000

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2000	1999	2000	1999	1999
	Unaudited				Audited
	Adjusted NIS in thousands				
Cash flows from operating activities:					
Net income for the period	12,846	6,879	71	3,082	30,986
Adjustments required to reconcile net income to net cash provided by operating activities (a)	14,860	8,792	631	(1,439)	(6,008)
Net cash provided by operating activities	27,706	15,671	702	1,643	24,978
Cash flows from investing activities:					
Proceeds from sale of jointly controlled entity which was previously consolidated (b)	31,824	-	-	-	8,280
Investments in real estate and fixed assets	(72,141)	(53,980)	(15,605)	(14,914)	(67,903)
Investment grants received	1,339	4,909	-	1,734	5,776
Investment in subsidiaries	(235)	(2,847)	-	(1,072)	(2,847)
Loans for building transactions, net	-	800	-	800	800
Proceeds from sale of real estate and fixed assets	328	1,731	-	80	1,919
Marketable shares, net	(4)	3,059	11	3,059	3,059
Investment in long-term securities	(9)	-	(9)	-	-
Repayment of long-term loans	171	161	58	54	215
Short-term bank deposits, net	848	3,376	141	941	2,469
Net cash used in investing activities	(37,879)	(42,791)	(15,404)	(9,318)	(48,232)
Cash flows from financing activities:					
Sale (acquisition) of Company debentures by subsidiary, net	(16)	796	(5)	812	784
Repayment of debentures (series C)	(5,753)	(5,678)	-	-	(5,678)
Repayment of debentures (series B)	-	-	-	-	(28,294)
Receipts of long-term liabilities	46,632	67,028	29,020	62,227	97,627
Repayment of long-term liabilities	(97,243)	(91,124)	(47,970)	(44,401)	(136,893)
Short-term credit from banks and others, net	62,759	55,331	30,419	(7,083)	95,664
Expenses related to capital consolidation	(25)	-	-	-	(198)
Proceeds from issuance of stock options	489	-	489	-	-
Net cash provided by financing activities	6,843	26,353	11,953	11,555	23,012
Increase (decrease) in cash and cash equivalents	(3,330)	(767)	(2,749)	3,880	(242)
Cash and cash equivalents at beginning of period	5,715	5,957	5,134	1,310	5,957
Cash and cash equivalents at end of period	2,385	5,190	2,385	5,190	5,715

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 2000

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2000	1999	2000	1999	2000
	Unaudited				Audited
	Adjusted NIS in thousands				
(a) Adjustments required to reconcile net income to net cash provided by operating activities:					
Income and expenses not involving cash flows:					
Minority interest in earnings of subsidiaries, net	2,721	1,215	983	321	1,699
Depreciation and amortization	12,775	13,848	4,168	4,561	19,652
Deferred taxes, net	813	(2,778)	1,348	(1,221)	(907)
Accrued severance pay, net	(165)	(587)	59	109	(996)
Adjustment of controlling party's debt for shares	(765)	(522)	(406)	(164)	(833)
Gain on sale of jointly controlled entity	-	-	-	-	(2,796)
Gain on sale of investments in properties	(65)	(1,504)	-	(6)	(1,560)
Decrease (increase) in value and realization of marketable shares	4	(956)	2	(121)	(956)
Erosion of long-term liabilities	(2,110)	(476)	1,448	2,656	267
Erosion of loans and other investments	(2)	3	(2)	(2)	1
Accrued interest on other long-term liabilities	-	320	-	101	411
Changes in assets and liabilities:					
Decrease (increase) in land, land rights and orchards	(8,700)	16,398	(2,804)	3,669	1,857
Decrease (increase) in trade receivables	4,862	(1,022)	4,543	(751)	(1,885)
Decrease (increase) in other accounts receivable	30,337	789	(2,785)	(2,507)	(55,918)
Decrease (increase) in inventories of land	(794)	(466)	(401)	(258)	22,713
Decrease (increase) in buildings under construction and inventories of buildings, net	(342)	(5,706)	(1,790)	7,923	49,975
Increase (decrease) in advance payments and deposits from tenants and property buyers	325	308	(1,984)	631	137
Increase (decrease) in trade payables	(1,192)	(1,173)	225	(2,066)	(443)
Increase (decrease) in other accounts payable	(19,297)	(1,191)	(3,926)	(3,047)	16,236
Increase (decrease) in advances in respect of buildings under construction, net	(3,612)	(7,884)	1,816	(11,312)	(52,704)
Increase in other long-term liabilities	67	176	137	45	42
	14,860	8,792	631	(1,439)	(6,008)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 2000

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2000	1999	2000	1999	1999
	Unaudited				Audited
	Adjusted NIS in thousands				
(b) Proceeds from sale of jointly controlled entity which was previously consolidated:					
Assets and liabilities of the jointly controlled entity at date of sale:					
Working capital (excluding cash)	-	-	-	-	(14)
Land	-	-	-	-	37,322
Capital gain on sale of investment	-	-	-	-	2,796
	-	-	-	-	40,104
Outstanding debt in respect of sale	-	-	-	-	(31,824)
	-	-	-	-	8,280
(c) Significant non-cash operations:					
Commitments for building services in return for land	111,536	-	3,854	-	-
Outstanding debt in respect of sale of jointly controlled entity which was previously consolidated	-	-	-	-	31,824
Acquisition of properties against liabilities to suppliers	8,231	7,849	8,231	7,849	5,999
Investment grants receivable	-	3,579	-	3,579	1,493

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

These financial statements have been prepared as of September 30, 2000 and for the nine and three months periods then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 1999 and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 1999 are applied consistently in these financial statements.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS according to the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of September 2000.

In the nine months ended September 30, 2000, the Israeli CPI decreased by 0.5% (corresponding period last year - increased by 0.9%).

NOTE 4:- THE EFFECT OF ACCOUNTING STANDARD NO. 2 ON THE FINANCIAL STATEMENTS

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard 2 regarding construction of buildings for sale.

The new Standard adopts the percentage of completion method and determines accounting principles for recognition of revenues and expenses simultaneously with the performance of the work, in such a manner that the statements reflect the results that derive from that part of the work which was performed during the reported period, provided that the basic conditions detailed in the Standard are met: revenues from sale of project will be recognized upon its sale, however not before the sales proceeds from the beginning of the project until the end of the reporting period constitute at least 50% of the anticipated total revenues therefrom and the rate of physical completion of the project by the end of the reporting period is at least 25%.

The Standard supersedes the principles set forth in Opinion 6 of the Institute of Certified Public Accountants in Israel which accounted for the results from the construction of buildings for sale under the completed-contract method.

According to the new Standard, revenues are recognized on the basis of the product of the sales proceeds by the rate of completion of the project, in contrast to Opinion 6 which accounted for revenues only when the physical completion of the project was completed (over 90%) and a significant part of the project was sold (over 75% of the project).

As a result of the application of the Standard, the results from projects which last over a long period of time will be reported on a current basis and not only upon the completion and sale of a significant part of the project.

The net cumulative effect of the change in the accounting principle as of December 31, 1999 amounts to NIS 1,853 thousand before tax and to NIS 1,186 thousand net of the tax effect.

NOTE 5:- THE EFFECT OF ACCOUNTING STANDARD NO. 3 ON THE FINANCIAL STATEMENTS

In July 1999, the Israeli Accounting Standards Institute published Accounting Standard 3 regarding capitalization of borrowing costs.

The new Standard determines accounting and reporting principles for capitalization of borrowing costs as part of the cost of assets that fall either as designated for self-use or designated for sale whose construction or preparation for use consumes a considerable time (over three years) or entails unusually large investment or that is abnormally long.

When a qualified asset is financed by a specific borrowing, the cost of the specific borrowing should be capitalized to the asset. When the asset is financed by unspecific borrowing, average weighted borrowing costs should be capitalized to the asset.

The capitalization period will commence only after borrowing were invested, actions for preparing the asset for its ultimate use or sale were made and borrowing costs incurred.

In order to determine whether a building project which includes investment in land fulfills the term of a qualified asset, the issue of preparation and construction period will commence from the beginning of construction.

In accordance with the aforementioned, capitalization of borrowing costs with respect to land and land rights and properties for leasing under construction for the nine months period ended September 30, 2000 amounted to NIS 3,803 thousand. For the period ended September 30, 1999, borrowing costs in the amount of NIS 1,690 thousand were capitalized.

The weighted average capitalization rate for the period ended September 30, 2000 was approximately 1.5%.

NOTE 6:- COMMITMENTS

On December 23, 1999, the Isras Group ("the buyer") entered into an agreement with the YMCA of the USA ("YMCA"), the owners of the rights to the site bordered by King David street, Washington street and Lincoln street in Jerusalem which is known as the YMCA site. The consideration which will be paid by the buyer in current values is an amount equal to $ 13.5 million in NIS, as well as building costs for YMCA in the estimated amount equal to $ 16.5 million in NIS (current values).

On May 11, 2000, the buyer paid an amount equal to $ 9 million in NIS and, in addition, guarantees were provided to YMCA to secure the balance of the payments and the performance of the construction works on its behalf. In exchange, a mortgage was recorded in favor of the lending bank and a caveat was recorded in favor of the buyer.

NOTE 7:- ISSUANCE OF CALL OPTIONS

On August 30, 2000, the Company, together with its wholly-owned subsidiary, published a prospectus by way of rights issue to the Company's shareholders for the acquisition of options exercisable into the Company's shares which, at the date of the prospectus, are held by the subsidiary. The rights were fully exercised.

NOTE 8:- TAX ASSESSMENTS

On August 20, 2000, a compromising settlement was signed between the Company, the subsidiary and the assessing officer for large enterprises whereby the real financial expenses which derived from the subsidiary's holdings in another subsidiary will not be allowed for deduction for the years 1995 - 1998, however, these financial expenses will be recognized by the Company as deductible expenses, in nominal values, in one time in the tax year of 1999. The Company has recorded the full provision amounting to NIS 200 thousand which is deemed in respect of said settlement for the years 1995 - 1998. This compromising settlement was validated by a Court decree.

- - - - - - - - -

F:\LANIR\1724\M\00\ec9.doc

DIRECTORS' REPORT

AS OF MARCH 31, 2001

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras Group ("the Group") is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

Beginning in 1996, the Israeli real estate market had been in a multi year process of decline in both the construction and sale of residential units, in the course of a decline in prices. In the sector of construction and lease of industrial buildings, in certain sites there is a supply surplus that may increase upon completion of projects in process and that causes considerable pressure on the leasing prices. We wish to point out that the accelerated expansion of the technological industries during this period resulted in the development of a sub-branch in the real estate sector which enjoyed, until the beginning of the fourth quarter of 2000, an increase against the background of the general gloomy situation. To date, along with the sharp change in the environment of the technological industries, this sub-branch has also joined the general trend of the entire sector.

After that over the recent years the investments of Isras Group focused on the field of profit generating assets and on residential real estate, on the development of land and assets which it owns, and particularly on the development of J.T.P. (see below) however, from 1999, the Group commenced to examine several projects for acquisition. In December 1999, Isras Group acquired the YMCA site in Jerusalem. With the current state of the market, Isras Group intends to intensify its activities in the area of acquisitions, subject to market conditions and financing opportunities. In April 2001, the Group won a tender for the acquisition of 76% of the ownership and control rights over MTAM project (see g. below).

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in the first three months of 2001:

1. Investments in profit generating assets:

In the first three months of 2001, Isras Group (excluding Rassco, see below) invested approximately NIS 16.5 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park ("J.T.P") - upon the completion of the construction and the lease of four buildings with an aggregate lease area of some 40 thousand sq. m. (and parking areas of some 21 thousand sq. m.), construction is focused on the main building of the project, which is a tower with primary area of some 17,500 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the construction of the building will be completed during the year and that the lease stage will commence. In addition, J.T.P. commenced the digging stage for the construction of an additional building (primary area of some 18,000 sq. m. and parking areas of some 23,000 sq. m.). The progression in the construction of the building will be determined according to the market conditions.

  The investment in this project, during the reported period, totaled some NIS 12 million.

- The Tiberias project - the Company owns the rights to land parcel with an area of nearly 14 dunams in Tiberias Elite's D quarter. In the initial stage, in 2000, the Company began to construct a building with an area of 2,000 sq. m, of which an area of about 1,600 sq. m. has been leased to a leading food chain. The construction of the building was completed during the reported period and it was transferred to the tenant on March 15, 2001.

  The investment in this project, during the reported period, amounted to nearly NIS 2.6 million.

2. Operation of assets:

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 2000, continued in the first three months of 2001. At present, it is difficult to find tenants for the newly constructed vacant areas and, primarily, for the previously constructed areas which became vacant. In addition, there was a considerable decline in demand for residential units, commercial, office and industrial space.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 21.4 million during the reported period, as compared to approximately NIS 17 million in the corresponding period last year, an increase of nearly 26.2%, which derives mainly from increase in revenues from the technological parks (J.T.P. and Har-Hahotzvim) and, simultaneously, maintenance expenses increased by almost 7.5%.

Following the developments in the hi-tech market at the beginning of 2001, recently there is indication of strong trend of reduction in the areas required by high-tech companies, besides an accelerated process of termination of companies that have arrived to their financial end. These processes did not skip over J.T.P. and Har-Hahotzvim and they are expected to impact their revenues beginning in the second half of 2001.

3. **Planning and development:**

The planning status of the various projects of the Isras Group is as detailed in the Directors' Report for 2000 published on March 18, 2001, excluding for the following projects.

a. **Kiryat Yovel - Jerusalem** - during 1996 - 2001 the Company acted towards the preparation of a new plan for the shopping center at Kiryat Yovel in order to establish a modern project that includes a shopping center, residential buildings, offices and a parking lot. At this times, the Company discontinued to advance the plan.

b. **The YMCA project - Jerusalem** - in May 2001, Isras Group commenced the earthworks of YMCA Project after the permit to carry out the first stage of the earthworks was received.

c. **Har-Hahotzvim project - Jerusalem** - Har-Hahotzvim company has unutilized building rights for the primary area of some 12,500 sq.m. The company is acting to advance the planning of the utilization and expansion of those rights.

4. **Neve Aviv Club:**

The occupancy rate of the Club during the reported period maintains at same level, as compared to that in the corresponding period last year and, as a result, revenues of approximately NIS 3,695 thousand were recorded from this activity, as compared to revenues of approximately NIS 3,818 thousand in the corresponding period last year, and a contribution of approximately NIS 932 thousand, as compared to a contribution of approximately NIS 1,006 thousand in the corresponding period last year.

5. **Rassco Rural and Suburban Settlement Co. Ltd.:**

Rassco operates 5 construction sites throughout the country. Rassco's share in this construction amounts to about 80 residential units. In addition, the company has 6 projects which were carried, in part, to the statement of income and/or projects whose construction was completed. Total unsold residential units which were not carried or which were carried (partially or fully) to the statement of income amounts to about 140 residential units.

Following are data pertaining to the main projects in progress which were not carried yet as of March 31, 2001 (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Naharia - Shavei Zafon Building 20-22 (1)	68	12,000	60	7,306	1,425	2001
2	Jerusalem - Beth Hacerem (1)	22	8,000	90	7,146	893	2001
3	Jerusalem - Alenby Camp 3 (1)	24	11,500	30	6,243	-	2002
4	Atlit- Stage B	7	6,500	50	2,556	-	2001
5	Rishon Letzion - Cramim Building 3	30	20,000	60	13,100	314	2001/2002
	Total				**36,351**	**2,632**	

Following are data pertaining to projects whose construction was completed as of March 31, 2001, however, they were not carried to the statement of income due to noncompliance with accounting criteria (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Cost (including land)	Advances received	Sold units
6	Jerusalem - Beth Hacerem (1)	34	12,000	12,298	4,299	13
7	Haifa - Nativ Hen	78	45,000	37,222	15,672	21
8	Tivon D stage B	12	10,000	6,493	962	1
	Total			**56,013**	**20,933**	

Following are data pertaining to the projects in progress as of March 31, 2001 which were partially carried to the statement of income (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Revenues carried in 2001	Cost carried in 2001	Income carried in 2001
9	Naharia - Ein Shara (1)	20	8,800	2,672	1,858	813
10	Jerusalem - Alenby Camp (2)	24	11,500	5,771	5,259	512
11	Rishon Letzion - Cramim Building 4	30	20,000	2,945	2,333	612

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1, 2, 6 Rassco's share is 1/3 and for projects Nos. 3, 9, 10 Rassco's share is 1/2.

Additional projects are included in inventory which were either completed or the principal part of the income from them was carried, see the gross profit table.

Rassco has real estate inventory of approximately 900 residential units available for construction (including YMCA project), some 500 unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced and in others a split was made following phased completion. This phenomenon is likely to continue as long as the present situation in the construction segment prevails. Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining the acquisitions in regions of demand.

For the reported period, total revenues amounted to approximately NIS 22.5 million, as compared to approximately NIS 32.7 million in the corresponding period last year.

Cost of sales during the reported period (before deducting the initial difference in the amount of approximately NIS 0.1 million in Isras' books) amounted to about NIS 18.4 million, as compared to about NIS 21.3 million in the corresponding period last year (before deducting the initial difference in the amount of approximately NIS 0.2 million in Isras' books) and the gross profit totaled NIS 4.1 million (about NIS 4 million after deducting the initial difference), as compared to NIS 11.4 million in the corresponding period last year (approximately NIS 11.2 million after deducting the initial difference).

B. BALANCE SHEET

As of March 31, 2001, the balance sheet amounts to NIS 1,204 million, as compared to NIS 1,066 at the beginning of the year.

Since the beginning of the year, and particularly in the last two months, there is an indication of trend of decrease in the interest rate for long-term borrowings in NIS. The Group has initiated a process of converting short-term loans in NIS into long-term loans linked to the Israeli CPI. If this trend continues, the Group may intensify the pace of conversion.

The shareholders' equity amounts to approximately NIS 454 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 354 million. The shareholders' equity amounts to approximately 29.4% - 34.8% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the reported period in establishing profit generating assets, in acquiring land and in construction by Rassco, etc. were principally financed by Isras's liquid resources and from bank borrowings. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 7.1 million, as compared to approximately NIS 34.8 million in the corresponding period last year.

D. RESULTS

Below are details of the results of operations in the principal business segments (adjusted NIS in thousands):

	1-3\01	1-3\00	2000
Net revenues from profit generating assets:			
Revenues	21,407	16,957	72,119
Maintenance expenses	6,650	6,186	26,379
	14,757	10,771	45,740
Operation of old age home:			
Revenues	3,695	3,818	15,118
Expenses	2,763	2,812	11,067
	932	1,006	4,051
Sale of assets and inventory of land:			
Revenues	-	137	140
Cost of sales	-	136	136
	-	1	4
Rassco (mainly construction for residences):			
Revenues	22,470	32,747	82,447
Cost of sales (including initial difference)	18,484	21,521	64,520
	3,986	11,226	17,927
	19,675	23,004	67,722
General and administrative expenses	4,743	4,845	18,848
Financial expenses, net	4,604	6,580	26,989
	9,347	11,425	45,837
	10,328	11,579	21,885
Other income, net	(61)	136	1,203
	10,267	11,715	23,088
Taxes on income	3,753	3,562	7,468
	6,514	8,153	15,620
Minority interest in earnings of subsidiaries, net	(1,081)	(918)	(3,429)
Income from continuing operations	5,433	7,235	12,191
Cumulative effect of accounting change as of the beginning of the year, net	-	1,186	1,186
Net income for the period	5,433	8,421	13,377

It arises from this table that the income from profit generating assets increased by approximately 26.2%, as compared to the corresponding period last year, and the contribution from profit generating assets increased by approximately 37%, as compared to the corresponding period last year.

The Group's general and administrative expenses amounted to about NIS 4.7 million, as compared to about NIS 4.8 million in the corresponding period last year.

The consolidated financial expenses for the reported period amounted to approximately NIS 4.6 million, as compared to approximately NIS 6.6 million in the corresponding period last year. The financial expenses during the reported period were affected from the high real interest rate for financing in NIS on the background of a negative inflation which were set-off against erosion in the known index and the fluctuations in the exchange rates of loans in foreign currency.

The total consolidated pre-tax income was approximately NIS 10.3 million, as compared to income of approximately NIS 11.7 million in the corresponding period last year.

The total net income for the reported period was approximately NIS 5.4 million, as compared to income of approximately NIS 8.4 million in the corresponding period last year.

E. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

During the reported period, market risks, as reported in the Directors' Report for 2000, did not change and no material gains or losses derived to the Company from market risks.

F. PROSPECTUS

On May 13, 2001, the Company filed a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange for the issuance of convertible debentures on the basis of the Company's financial statements for the period ended December 31, 2000. The scope of the raising was not yet determined.

G. MTAM - HIGH TECHNOLOGY CENTER LTD. ("MTAM")

On April 24, 2001, the Company was notified by The Authority for the Development of Jerusalem ("the Authority") and the Hebrew University of Jerusalem ("the University") (the Authority and the University collectively are the "Customer") that, in the context of the application process to make orders ("the tender") which was published by the Customer, the Company (or a company controlled by it) won the tender according to which the winner of the tender will purchase 76% of the ownership and control rights over MTAM by way of issuance of MTAM shares to the winner. MTAM is a private company which is wholly owned and controlled by the Customer (in equal parts between the University and the Authority).

In return for the issuance of shares, the Company (or a company controlled by it) shall pay to MTAM NIS 25 million. As of the date of the report, the issuance of MTAM shares to the Company (or a company controlled by it) was not yet effectuated. The Company estimates that the consummation of the tender process and the issuance of shares will take place during the coming month.

MTAM intends to establish a high tech park in an area which is adjacent to the Hebrew University in Givat Ram, Jerusalem in several buildings in primary building area of some 64,000 sq.m. and service area of some 63,000 sq.m.

According to an agreement dated August 30, 2000 between MTAM, the Israel Land Administration ("the Administration") and the University, the Administration will lease to MTAM the land on which MTAM intends to built the MTAM site for a period of 24 years and 11 months commencing from the date of the approval of the transaction by the Administration ("the lease period"). According to a clarification which was communicated to the Company by the Customer, the approval of the transaction by the Administration will be made immediately after the submission of a request to the Administration for signing a lease agreement between the Administration and MTAM to be presented before filing the application for the first building permit in the project. Pursuant to the terms of the tender, MTAM shall be fully exempt from the payment of any lease fees to the Administration for the land.

Based on an initial estimate, the cost of the construction of the entire project, at the shell level, may aggregate to $ 65 million. This amount may vary until the investment is actually made, among others, due to modification in planning, input prices and the state of the market.

It is uncertain whether this amount will be actually invested and there is not reliable estimate as to the date of said investment.

If MTAM refers to the Investment Center and will be approved by it as an approved enterprise, it may receive grants whose amounts can not be determined at this time. According to an initial estimate, these grants may reach up to $ 13 million, based on the conditions prevailing to date. These conditions may vary from time to time and it is impossible to predict what is expected in this field.

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	**Yair Lerman** General Manager

May 24, 2001

F:\LANIR\1724\OTR\01\Edir3.doc

DRAFT: 5.12.01

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2001

ADJUSTED TO THE NIS OF MARCH 2001

UNAUDITED

INDEX

- - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 61575, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors
Isras Investment Company Ltd.

Re: Review of unaudited interim consolidated financial statements for the three months ended March 31, 2001

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of March 31, 2001 and the consolidated statement of income, statement of changes in shareholders' equity and the consolidated statement of cash flows for the three months then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

We did not review the interim financial statements of certain subsidiaries, whose assets constitute approximately 38.5% of total assets included in the interim consolidated balance sheet and whose revenues constitute approximately 47.2% of total revenues included in the interim consolidated statement of income.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards in Israel, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of other auditors, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the aforementioned financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
May 24, 2001

KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of March 2001

	March 31,		December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1,151	31,782	3,099
Short-term investments	760	2,591	2,085
Trade receivables	9,059	17,298	4,146
Other accounts receivable	22,037	38,972	20,833
Inventories of land	32,001	30,088	31,477
Buildings under construction and inventories of buildings, net	126,984	137,075	131,587
	191,992	257,806	193,227
LAND AND LAND RIGHTS	286,442	152,747	281,375
INVESTMENTS:			
Properties for leasing, net	506,324	452,152	494,575
Properties for leasing under construction, net	119,887	132,736	119,632
Land, land rights and orchards	31,826	5,719	31,807
Other investments	21,034	21,075	20,994
	679,071	611,682	667,008
FIXED ASSETS, NET	46,533	43,013	46,162
OTHER ASSETS AND DEFERRED CHARGES, NET	351	803	428
	1,204,389	1,066,051	1,188,200

The accompanying notes are an integral part of the consolidated financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of March 2001

	March 31, 2001	March 31, 2000	December 31, 2000
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	375,128	307,175	400,810
Trade payables	18,232	16,755	15,171
Other accounts payable	34,984	50,701	36,874
Advances in respect of buildings under construction, net	5,287	7,235	4,611
	433,631	381,866	457,466
LONG-TERM LIABILITIES:			
Liability to banks and others	212,905	248,594	184,682
Debentures	30,833	44,672	29,863
Commitments for building services in return for land	113,053	-	111,420
Deposits	5,312	5,358	5,110
Accrued severance pay, net	4,952	3,982	4,590
Other long-term liabilities	5,658	5,729	5,716
Deferred taxes	20,767	12,428	18,478
	393,480	320,763	359,859
MINORITY INTEREST	23,529	19,804	22,409
SHAREHOLDERS' EQUITY	353,749	343,618	348,466
	1,204,389	1,066,051	1,188,200

May 24, 2001			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of March 2001

	Three months ended March 31,		Year ended December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands (except per share amounts)		
Revenues	47,572	53,522	169,684
Cost of revenues	27,897	30,519	101,966
Gross profit	19,675	23,003	67,718
Selling, general and administrative expenses	4,743	4,845	18,848
Operating income	14,932	18,158	48,870
Financial expenses, net	4,604	6,580	26,989
	10,328	11,578	21,881
Other income (expenses), net	(61)	137	1,207
Income before taxes on income	10,267	11,715	23,088
Taxes on income	3,753	3,562	7,468
Income after taxes on income	6,514	8,153	15,620
Minority interest in earnings of subsidiaries, net	1,081	918	3,429
Income from continuing operations	5,433	7,235	12,191
Cumulative effect of accounting change as of the beginning of the period, net	-	1,186	1,186
Net income for the period	5,433	8,421	13,377
Basic earnings per NIS 1 par value of Ordinary shares (in adjusted NIS):			
Earnings from continuing operations	1.43	1.91	3.23
Cumulative effect of accounting change as of the beginning of the period, net	-	0.31	0.31
Net earnings for the period	1.43	2.22	3.54
Diluted earnings per NIS 1 par value of Ordinary shares (in adjusted NIS):			
Net earnings for the period	1.14		2.83

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of March 2001
Unaudited

	Three months ended March 31, 2001						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	163,964	146,362	490	137,451	(76,755)	(23,046)	348,466
Debt adjustment	-	-	-	-	-	(150)	(150)
Net income for the period	-	-	-	5,433	-	-	5,433
Balance at the end of the period	163,964	146,362	490	142,884	(76,755)	(23,196)	353,749

	Three months ended March 31, 2000					
	Share capital	Additional paid-in capital	Retained earnings	Less - Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,964	146,388	124,074	(76,755)	(22,175)	335,496
Expenses related to capital consolidation	-	(26)	-	-	-	(26)
Debt adjustment	-	-	-	-	(273)	(273)
Net income for the period	-	-	8,421	-	-	8,421
Balance at the end of the period	163,964	146,362	132,495	(76,755)	(22,448)	343,618

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of March 2001
Audited

	Year ended December 31, 2000						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the year	163,964	146,388	-	124,074	(76,755)	(22,175)	335,496
Issuance of stock options for acquisition of Company shares held by subsidiary, net	-	-	490	-	-	-	490
Expenses related to capital consolidation	-	(26)	-	-	-	-	(26)
Debt adjustment	-	-	-	-	-	(871)	(871)
Net income for the year	-	-	-	13,377	-	-	13,377
Balance at the end of the year	163,964	146,362	490	137,451	(76,755)	(23,046)	348,466

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2001

	Three months ended March 31,		Year ended December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands		
Cash flows from operating activities:			
Net income for the period	5,433	8,421	13,377
Adjustments required to reconcile net income to net cash provided by operating activities (a)	1,693	26,405	37,520
Net cash provided by operating activities	7,126	34,826	50,897
Cash flows from investing activities:			
Unpaid proceeds from sale of jointly controlled entity which was previously consolidated	-	31,818	31,818
Investments in real estate and fixed assets	(17,160)	(16,460)	(85,552)
Investment grants received	-	839	1,340
Investment in investees	-	(235)	(235)
Proceeds from sale of real estate and fixed assets	-	322	355
Marketable shares, net	-	(15)	(4)
Investment in long-term securities	-	-	(9)
Repayment of long-term loans	58	56	226
Short-term bank deposits, net	1,325	84	576
Net cash provided by (used in) investing activities	(15,777)	16,409	(51,485)
Cash flows from financing activities:			
Sale (acquisition) of Company debentures by subsidiary, net	1,442	(5)	(22)
Repayment of debentures (series C)	-	-	(5,724)
Repayment of debentures (series B)	-	-	(28,640)
Receipts of long-term liabilities	46,692	13,601	101,339
Repayment of long-term liabilities	(36,338)	(33,625)	(106,715)
Short-term credit from banks and others, net	(5,093)	(5,112)	37,271
Expenses related to capital consolidation	-	(26)	(26)
Issuance of stock options	-	-	490
Net cash provided by (used in) financing activities	6,703	(25,167)	(2,027)
Increase (decrease) in cash and cash equivalents	(1,948)	26,068	(2,615)
Cash and cash equivalents at the beginning of the year	3,099	5,714	5,714
Cash and cash equivalents at the end of the year	1,151	31,782	3,099

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2001

	Three months ended March 31,		Year ended December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands		
(a) Adjustments required to reconcile net income to net cash provided by operating activities:			
Income and expenses not involving cash flows:			
Minority interest in earnings of subsidiaries, net	1,081	918	3,429
Accrued severance pay, net	362	(235)	374
Depreciation and amortization	4,359	4,378	17,035
Deferred taxes, net	3,075	(678)	3,145
Adjustment of controlling party's debt for shares	(150)	(273)	(871)
Loss (gain) on sale of investments in properties	15	(60)	(94)
Decrease in value of marketable shares	-	1	4
Erosion of long-term liabilities	(3,430)	(1,002)	(8,842)
Erosion of other investments	1	(2)	3
Changes in assets and liabilities:			
Decrease (increase) in trade receivables	(4,913)	(6,314)	6,839
Decrease (increase) in other accounts receivable	(2,048)	34,070	54,351
Increase in inventories of land	(524)	(136)	(1,526)
Decrease (increase) in buildings under construction and inventories of buildings, net	5,522	(2,159)	(5,227)
Decrease (increase) in land and land rights	(5,070)	14,010	(3,689)
Increase in advance payments and deposits from tenants and property buyers	1,306	2,534	79
Increase (decrease) in trade payables	3,469	(1,159)	(5,119)
Decrease in other accounts payable	(257)	(10,637)	(24,468)
Increase (decrease) in advances in respect of buildings under construction, net	(1,047)	(6,910)	2,050
Increase (decrease) in other long-term liabilities	(58)	59	47
	1,693	26,405	37,520

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2001

	Three months ended March 31,		Year ended December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands		
(b) Significant non-cash operations:			
Commitments for building services in return for land	-	-	111,420
Acquisition of properties against liabilities to suppliers	4,549	4,597	4,957
Investment grants receivable	-	92	-

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

These financial statements have been prepared as of March 31, 2001 and for the three months then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 2000 and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2000 are applied consistently in these financial statements.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS according to the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of March 2001.

In the three months ended March 31, 2001, the Israeli CPI decreased by 0.5% (corresponding period last year - decreased by 1.2%).

NOTE 4:- COMMITMENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Subsequent to the balance sheet date, the Company was notified that it had won a tender for the issuance of 76% of MTAM shares for the payment of NIS 25 million. MTAM, that at the eve of the issuance of shares to the Company is equally owned by the Authority for the Development of Jerusalem and the Hebrew University of Jerusalem, is designated to be engaged in the establishment of a high tech park near Givat Ram Campus, at the Hebrew University of Jerusalem in a primary building area of some 64,000 sq.m. and service area of some 63,500 sq.m. The project will be built on area to be leased to MTAM by the Israel Land Administration for a period of 25 years. Based on an initial and non-established estimate conducted by the Company, the cost of the construction of the entire project, at the shell level, may aggregate to the amount equal to $ 65 million in NIS.

NOTE 5:- DRAFT PROSPECTUS

On May 13, 2001, the Company filed a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange for raising convertible debentures and options exercisable into convertible debentures. The scope of the raising and the terms of the debentures were not yet determined.

\- - - - - - - - -

DIRECTORS' REPORT

AS OF SEPTEMBER 30, 2001

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras Group ("the Group") is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

After that over the recent years the investments of Isras Group focused on the field of profit generating assets and on residential real estate, on the development of land and assets which it owns, and particularly on the development of J.T.P. (see below) however, from 1999, the Group commenced to examine several projects for acquisition. In December 1999, Isras Group acquired the YMCA site in Jerusalem. With the current state of the market, Isras Group intends to intensify its activities in the area of acquisitions, subject to market conditions and financing opportunities. In April 2001, the Group won a tender for the acquisition of 76% of the ownership and control rights over MTAM project (see h. below).

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in the first nine months of 2001:

1. Investments in profit generating assets:

In the first nine months of 2001, Isras Group (excluding Rassco, see below) invested approximately NIS 57 million in properties and fixed assets (including an investment of approximately NIS 17.1 million in MTAM Project, see h. below).

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park (74%) ("J.T.P") - during the reported period, construction is focused on the main building of the project, which is a tower with an area of some 17,500 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the construction of the building will be completed during the coming months and that the lease stage will commence. In addition, J.T.P. commenced the digging stage for the construction of an additional building (primary area of some 18,000 sq. m. and parking areas of some 23,000 sq. m.). The progression in the construction of the building will be determined according to the market conditions.

  The investment in this project, during the reported period, totaled some NIS 29.1 million.

- Har-Hahotzvim project in Jerusalem (50%) - in which the construction of two buildings with an aggregate lease area of some 28,000 sq. m. was completed, as well as an underground parking lot of some 29,000 sq. m. (which will serve all of the buildings included in the project). During the year, the investments in the project focused on adjustments to tenants.

  The investment in this project (the Company's share), during the reported period, totaled some NIS 3.8 million.

- The Tiberias project - the Company owns the rights to land parcel with an area of nearly 14 dunams in Tiberias Elite's D quarter. In the initial stage, in 2000, the Company began to construct a building with an area of 2,000 sq. m, of which an area of about 1,600 sq. m. has been leased to a leading food chain for a long term. The construction of the building was completed during the reported period and it was transferred to the tenant on March 15, 2001.

  The investment in this project, during the reported period, totaled some NIS 4.6 million.

2. **Operation of assets:**

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 2000, continued in the first nine months of 2001. At present, it is difficult to find tenants for the newly constructed vacant areas and, primarily, for the previously constructed areas which became vacant. In addition, there was a considerable decline in demand for residential units, commercial, office and industrial space.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 62.7 million during the reported period, as compared to approximately NIS 54 million during the corresponding period last year, an increase of nearly 16.1% which derives mainly from increase in revenues from the technological parks (J.T.P. and Har-Hahotzvim) and, simultaneously, maintenance expenses increased by almost 7.7%.

Following the developments in the hi-tech market at the beginning of 2001, recently there is indication of strong trend of reduction in the areas required by high-tech companies, besides an accelerated process of termination of companies that have arrived to their financial end. These processes did not skip over J.T.P. and Har-Hahotzvim. From the third quarter of the year, the effect of said processes on the revenues and profitability of J.T.P. and Har-Hahotzvim is evident. It is anticipated that this trend will aggravate in the fourth quarter of 2001 and in 2002. As for a breach of a lease agreement with Har-Hahotzvim, see Note 5b. to the financial statements.

3. **Planning and development:**

The planning status of the various projects of the Isras Group is as detailed in the Directors' Report for 2000 published on March 18, 2001, excluding for the following projects.

a. **The YMCA project - Jerusalem** - in May 2001, Isras Group commenced the earthworks and the casting works for YMCA Project after the permit to carry out the first stage of the digging works was received.

b. **Har-Hahotzvim project - Jerusalem** - Har-Hahotzvim company has unutilized building rights for the primary area of some 12,500 sq.m. The company presented to the district committee in Jerusalem a plan to increase the building percentages in the area and a request to establish a tower of 18 levels. In October this year the plan was approved for deposit.

c. **Kiryat Yovel - Jerusalem** - during 1996 - 2001 the Company acted towards the preparation of a new plan for the shopping center at Kiryat Yovel in order to establish a modern project that includes a shopping center, residential buildings, offices and a parking lot. At this times, the Company discontinued to advance the plan.

d. **MTAM Project - Givat Ram, Jerusalem** - at this time, the environmental development works are being completed. MTAM has revised the planing program. At this stage there is no intention to proceed to the building stage.

4. Neve Aviv Club:

During the reported period, revenues of approximately NIS 11.2 million were recorded from this activity, as compared to revenues of approximately NIS 11.8 million in the corresponding period last year, and a contribution of approximately NIS 2.8 million from this activity, as compared to a contribution of approximately NIS 3.3 million in the corresponding period last year.

5. Rassco Rural and Suburban Settlement Co. Ltd.:

Rassco operates 11 construction sites throughout the country. Rassco's share in this construction amounts to about 200 residential units only. In addition, the company has 7 projects which were carried, in part, to the statement of income and/or projects whose construction was completed, in respect of which about 75 residential units remained unsold. Rassco has also 15 unsold residential units in projects which were occupied in the past.

Rassco has real estate inventory of approximately 800 residential units available for construction (including YMCA project), some 500 unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced. This phenomenon is likely to continue as long as the present situation in the construction segment prevails. Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining acquisitions mainly for the long run.

The scope of the expenses for YMCA Project, in addition to the cost of the acquisition of land totals approximately NIS 3.9 million.

For the reported period, total revenues amounted to approximately NIS 65.6 million, as compared to approximately NIS 72.5 million in the corresponding period last year.

Cost of sales during the reported period (before deducting the initial difference in the amount of approximately NIS 0.5 million in Isras' books) amounted to about NIS 58.7 million, as compared to about NIS 54.2 million in the corresponding period last year (before deducting the initial difference in the amount of approximately NIS 0.3 million in Isras' books) and the gross profit totaled NIS 6.8 million (about NIS 6.3 million after deducting the initial difference), as compared to NIS 18.3 million in the corresponding period last year (approximately NIS 18 million after deducting the initial difference).

Following are data pertaining to the main projects in progress which were not carried yet as of September 30, 2001 (NIS in thousands):

	Site	Number of units under construction	Number of units sold	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Jerusalem - Alenby Camp 3 (1)	24	-	11,500	60	6,520	-	2002
2	Atlit East - private houses	11	-	10,000	50	4,079	-	2002
3	Atlit East - apartments	13	-	8,500	5	1,277	-	2003
4	Atlit West	16	-	15,000	5	3,883	-	2003
5	Rishon Letzion - Cramim Building 3	30	5	20,000	75	16,003	1,910	2002
6	Rishon Letzion - Cramim Building 1	30	-	20,000	20	9,891	-	2003
7	Ashadod Quarter E - Stage E	8	-	6,000	30	1,239	-	2002
8	Ashadod Quarter E - Stage F	8	-	6,000	10	454	-	2003
9	Tivon Oranim (3)	37	-	27,000	-	9,716	-	2002
10	Shavei Zafon 6-4 (1)	68	-	13,000	-	3,695	-	2003
11	Naharia - Nofei Yam	18	-	18,000	-	259	-	2003
	Total			**155,000**		**57,016**	**1,910**	

Following are data pertaining to projects whose construction was completed as of September 30, 2001, however, they were not carried to the statement of income due to noncompliance with accounting criteria (NIS in thousands):

	Site	Number of units under construction	Number of units sold	Aggregate monetary scope	Cost (including land)	Advances received
12	Haifa - Nativ Hen	78	31	50,000	39,582	22,022
13	Tivon D	12	2	10,000	7,247	1,733
14	Jerusalem - Beth Hacerem (1)	22	12	8,000	7,614	2,604
	Total				54,443	26,359

Following are data pertaining to the projects in progress as of September 30, 2001 which were partially carried to the statement of income (NIS in thousands):

	Site	Number of units under construction	Number of units sold	Revenues carried in 2001	Cost carried in 2001	Income carried in 2001	Quarter of occupancy
15	Jerusalem - Alenby Camp 2 (1)	24	18	9,277	8,439	838	3/01
16	Shavei Zafon 20-22 (1)	68	49	7,805	6,401	1,404	4/01
17	Jerusalem - Beth Hacerem (1)	34	26	8,319	10,352	(2,033)	4/00
18	Rishon Letzion - Cramim Building 4	30	28	6,476	5,677	799	2/01
19	Naharia - Nofei Yam	20	19	7,714	5,166	2,548	3/01

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 10, 14, 16, 17 Rassco's share is 1/3 and for projects Nos. 1, 15, 19 Rassco's share is 1/2.

(2) Balances of inventory of the projects which were partially carried in the past are transferred to inventory after the completion of construction and occupancy.

(3) This project was acquired from a company in stay of proceedings. The project includes 85 residential units of which 48 are sold. Only the entrepreneur acquisition is presented (37 units).

(4) In sites Nos. 3, 4, 9, 10, 11 operation commenced towards the end of the quarter.

B. BALANCE SHEET

As of September 30, 2001, the balance sheet amounts to NIS 1,289 million, as compared to NIS 1,218 at the beginning of the year.

The main change in the Group's balance sheet as of September 30, 2001 is the significant improvement in the current ratio which derives primarily from the conversion of short-term loans in NIS into long-term loans linked to the Israeli CPI due to the trend of decrease in the interest rate for long-term borrowings in NIS. If this trend continues, the Group may intensify the pace of conversion.

The shareholders' equity amounts to approximately NIS 471 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 368 million. The shareholders' equity amounts to approximately 28.6% - 33.8% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. RESULTS

Below are details of the results of operations in the principal business segments (adjusted NIS in thousands):

	1-3\01	6-4\01	9-7\01	1-9\01	1-9\00	2000
Net revenues from profit generating assets:						
Revenues	21,943	21,204	19,575	62,720	54,001	73,932
Maintenance expenses	6,817	6,896	7,590	21,301	19,780	27,047
	15,126	14,308	11,985	41,419	34,221	46,885
Operation of old age home:						
Revenues	3,788	3,678	3,764	11,230	11,799	15,497
Expenses	2,832	2,751	2,897	8,480	8,534	11,344
	956	927	867	2,750	3,265	4,153
Sale of assets and inventory of land:						
Revenues	-	37	2	39	143	144
Cost of sales	-	41	-	41	139	140
	-	(4)	2	(2)	4	4
Rassco (mainly construction for residences):						
Revenues	23,033	27,524	15,030	65,587	72,501	84,514
Cost of sales (including initial difference)	18,947	25,503	14,800	59,250	54,531	66,134
	4,086	2,021	230	6,337	17,970	18,380
	20,168	17,252	13,084	50,504	55,460	69,422
General and administrative expenses	4,862	4,271	5,006	14,139	15,459	19,321
Financial expenses, net	4,719	3,761	12,746	21,226	22,662	27,669
	9,581	8,032	17,752	35,365	38,121	46,990
	10,587	9,220	(4,668)	15,139	17,339	22,432
Other income, net	(63)	5,254	599	5,791	1,041	1,233
	10,524	14,474	(4,069)	20,930	18,380	23,665
Taxes on income (tax benefits)	3,847	3,549	(1,088)	6,309	3,641	7,655
	6,677	10,925	(2,981)	14,621	14,739	16,010
Minority interest in earnings of subsidiaries, net	(1,108)	(1,096)	(894)	(3,098)	(2,789)	(3,515)
Income (loss) from continuing operations	5,569	9,829	(3,875)	11,523	11,950	12,495
Cumulative effect of accounting change as of the beginning of the year, net	-	-	-	-	1,216	1,216
Net income (loss) for the period	5,569	9,829	(3,875)	11,523	13,166	13,711

It arises from this table that the income from profit generating assets increased by approximately 16.1%, as compared to the corresponding period last year, and the contribution from profit generating assets increased by approximately 21%, as compared to the corresponding period last year.

The Group's general and administrative expenses amounted to about NIS 14.1 million, as compared to about NIS 15.5 million in the corresponding period last year.

The consolidated financial expenses during the reported period amounted to approximately NIS 21.2 million, as compared to approximately NIS 22.7 million in the corresponding period last year. The financial expenses during the reported period were affected from the high real interest rate for financing in NIS, from erosion of the known index and from fluctuations in the exchange rates of loans in foreign currency. The financial expenses during the third quarter amounted to approximately NIS 12.7 million, as compared to approximately NIS 8.5 million in the first half of the year. The financial expenses during the quarter were affected from the sharp devaluation of foreign currencies, mainly of the Japanese Yen (some NIS 6.7 million). From September 30, 2001 until the date of this report, a sharp reevaluation of the currencies rates was recorded. If this revaluation continues until December 31, 2001, the Company will record in the fourth quarter of the year financial income from borrowings in foreign currency.

Other income for the reported period amounted to approximately NIS 5.8 million, as compared to approximately NIS 1 million in the corresponding period last year. The income during the reported period derives, mainly, from an agreement of the subsidiary and the Tax Authorities, following which gain of NIS 5 million was recorded in the books (see Note 5d. to the financial statements).

The total consolidated pre-tax income was approximately NIS 20.9 million, as compared to income of approximately NIS 18.4 million in the corresponding period last year.

The total net income for the reported period was approximately NIS 11.5 million, as compared to income of approximately NIS 13.2 million in the corresponding period last year.

D. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the reported period in establishing profit generating assets, in acquiring land and in construction by Rassco, etc. were financed by Isras's liquid resources and from bank borrowings. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 30.8 million, as compared to approximately NIS 28.4 million in the corresponding period last year.

E. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

During the reported period, market risks, as reported in the Directors' Report for 2000, did not change and no material gains or losses derived to the Company from market risks.

F. PROSPECTUS

1. According to a prospectus dated July 31, 2001, the Company offered to the public NIS 32,000,000 par value of registered debentures (series D) along with 960,000 registered stock options (series C) that are convertible into NIS 96,000,000 par value of debentures (series D). The securities were offered to the public by 320 thousand units through a tender on the price of the unit where the composition and price per unit are as follows:

NIS 10 par value of debentures (series D) at 80% of their par value	NIS 80
3 stock options (series C)	Free
Total minimum price per unit	NIS 80

2. Following are the results of the tender which took place on August 7, 2001:

   2.1 In the context of the tender, 241 orders for the purchase of 352,577 units were received from the public (excess booking of 1.1).

   2.2 The price per unit was set at NIS 80.

   2.3 All orders for the purchase of 352,577 were relatively responded, so that each one who ordered was responded at the rate of 90.76% of its order.

   2.4 In the context of the issuance, the Company received net proceeds, less discount and issuance expenses, in the total amount of NIS 23.2 million.

3. In the context of the prospectus, a subsidiary of the Company has undertaken that at the beginning of the first day of trade on the Stock Exchange, the subsidiary will present a non-recourse demand for the purchase, in the course of and during all of the first trading day on the Stock Exchange, 960,000 stock options at the price of NIS 1.5 per stock option. Up to the date of the report, the subsidiary purchased 762,500 stock options at the aggregate cost of NIS 1.1 million.

G. MAALOT RATING

The rating company, Maalot, published in September 2001 a public API rating regarding the Company's liabilities. Maalot indicates in the review that the initiative for giving the public rating to the Company is of Maalot. The public rating relies only on information which the Company published to the public. In the rating process, Maalot did not request and did not receive from the Company any additional information beyond the information which was published to the public and did not request nor received from the Company any reference to the public rating or to the considerations which lead to its determination.

It is indicated that in the public rating there are no additions of interim rating (=) or (-) and that the API is the highest public rating given by Maalot up to date and Isras is the exclusive company that has received that rating up to date.

H. MTAM - HIGH TECHNOLOGY CENTER LTD. ("MTAM")

On April 24, 2001, the Company was notified by The Authority for the Development of Jerusalem ("the Authority") and the Hebrew University of Jerusalem ("the University") (the Authority and the University collectively are the "Customer") that, in the context of the application to make orders ("the tender") which was published by the Customer, the Company (or a company controlled by it) won the tender according to which the winner of the tender will purchase 76% of the ownership and control rights over MTAM by way of issuance of MTAM shares to the winner. MTAM is a private company which is wholly owned and controlled by the Customer (in equal parts between the University and the Authority).

In return for the issuance of shares, the Company (or a company controlled by it) shall pay to MTAM NIS 25 million.

MTAM intends to establish a high tech park in an area which is adjacent to the Hebrew University in Givat Ram, Jerusalem in several buildings in primary building area of some 64,000 sq.m. and service area of some 63,000 sq.m.

According to an agreement dated August 30, 2000 between MTAM, the Israel Land Administration ("the Administration") and the University, the Administration will lease to MTAM the land on which MTAM intends to built the MTAM site for a period of 24 years and 11 months commencing from the date of the approval of the transaction by the Administration ("the lease period"). According to a clarification which was communicated to the Company by the Customer, the approval of the transaction by the Administration will be made immediately after the submission of a request to the Administration for signing a lease agreement between the Administration and MTAM to be presented before filing the application for the first building permit in the project. Pursuant to the terms of the tender, MTAM shall be fully exempt from the payment of any lease fees to the Administration for the land.

Based on an initial estimate, the cost of the construction of the entire project, at the shell level, may aggregate to $ 65 million. This amount may vary until the investment is actually made, among others, due to modification in planning, input prices and the state of the market.

It is uncertain whether this amount will be actually invested and there is not reliable estimate as to the date of said investment.

If MTAM refers to the Investment Center and will be approved by it as an approved enterprise, it may receive grants whose amounts can not be determined at this time. According to an initial estimate, these grants may reach up to $ 13 million, based on the conditions prevailing to date. These conditions may vary from time to time and it is impossible to predict what is expected in this field.

During the third quarter, J.T.P, a company controlled by the Company (74%), entered into an agreement with the Authority and the University for the acquisition of the control over MTAM. Up to the balance sheet date, J.T.P. invested NIS 17.1 million in MTAM.

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	**Yair Lerman** General Manager

November 21, 2001

F:\LANIR\1724\OTR\01\Edir9.doc

DRAFT: 10.12.01

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2001

ADJUSTED TO THE NIS OF SEPTEMBER 2001

UNAUDITED

INDEX

- - - - - - - - - -

ERNST & YOUNG

- Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 61575, Israel

- Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors
Isras Investment Company Ltd.

Re: Review of unaudited interim consolidated financial statements
for the nine and three months periods ended September 30, 2001

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of September 30, 2001 and the consolidated statements of operations, statements of changes in shareholders' equity and statements of cash flows for the nine and three months periods then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

We did not review the interim financial statements of certain subsidiaries, whose assets constitute approximately 37% of total assets included in the interim consolidated balance sheet as of September 30, 2001 and whose revenues constitute approximately 47% of total revenues included in the interim consolidated statement of operations for the nine months period then ended.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards in Israel, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of other auditors, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the aforementioned financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
November 21, 2001

KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of September 2001

	September 30,		December 31,
	2001	2000	2000
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	21,866	2,444	3,178
Short-term investments	730	1,858	2,137
Trade receivables	8,403	6,276	4,248
Other accounts receivable	35,214	43,626	21,355
Inventories of land	33,213	31,517	32,266
Buildings under construction and inventories of buildings, net	137,954	135,689	134,887
	237,380	221,410	198,071
LAND AND LAND RIGHTS	277,369	293,664	288,430
INVESTMENTS:			
Properties for leasing, net	512,183	460,585	506,977
Properties for leasing under construction, net	141,077	162,693	122,632
Land, land rights and orchards	33,352	32,566	32,605
Investment in affiliate	17,130	-	-
Other investments	21,611	21,546	21,520
	725,353	677,390	683,734
FIXED ASSETS, NET	47,379	45,553	47,320
OTHER ASSETS AND DEFERRED CHARGES, NET	1,897	567	439
	1,289,378	1,238,584	1,217,994

The accompanying notes are an integral part of the consolidated financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of September 2001

	September 30, 2001	September 30, 2000	December 31, 2000
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	225,138	485,878	410,862
Trade payables	9,450	20,865	15,552
Other accounts payable	49,944	43,099	37,795
Advance payments and deposits from tenants and property buyers	4,987	5,411	4,727
	289,519	555,253	468,936
LONG-TERM LIABILITIES:			
Liability to banks and others	407,960	128,920	189,313
Debentures	15,861	30,687	30,612
Convertible debentures	23,973	-	-
Receipts on account of stock options exercisable into convertible debentures	297	-	-
Commitments for building services in return for land	114,617	114,312	114,214
Deposits	5,943	6,204	5,238
Other long-term liabilities	6,516	5,880	5,860
Accrued severance pay, net	4,617	4,153	4,705
Deferred taxes	25,793	14,200	18,942
	605,577	304,356	368,884
MINORITY INTEREST	26,157	22,207	22,970
SHAREHOLDERS' EQUITY	368,125	356,768	357,204
	1,289,378	1,238,584	1,217,994

The accompanying notes are an integral part of the consolidated financial statements.

November 21, 2001			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of September 2001

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2001	2000	2001	2000	2000
	Unaudited				Audited
	Adjusted NIS in thousands (except per share data)				
Revenues	139,537	138,301	38,369	40,095	173,943
Cost of revenues	89,031	82,844	25,286	24,393	104,525
Gross profit	50,506	55,457	13,083	15,702	69,418
Selling, general and administrative expenses	14,139	15,459	5,006	5,531	19,321
Operating income	36,367	39,998	8,077	10,171	50,097
Financial expenses, net	21,226	22,662	12,746	10,639	27,669
	15,141	17,336	(4,669)	(468)	22,428
Other income, net	5,789	1,044	601	194	1,237
Income (loss) before taxes on income	20,930	18,380	(4,068)	(274)	23,665
Taxes on income	6,309	3,641	(1,087)	(1,354)	7,655
Income (loss) after taxes on income	14,621	14,739	(2,981)	1,080	16,010
Minority interest in earnings of subsidiaries, net	3,098	2,789	894	1,007	3,515
Income (loss) before extraordinary items	11,523	11,950	(3,875)	73	12,495
Cumulative effect of accounting change as of the beginning of the period, net	-	1,216	-	-	1,216
Net income (loss) for the period	11,523	13,166	(3,875)	73	13,711
Basic earnings (loss) per NIS 1 par value of Ordinary shares (in adjusted NIS):					
Earnings (loss) before extraordinary items	3.04	3.47	(1.02)	0.02	3.29
Cumulative effect of accounting change as of the beginning of the period, net	-	-	-	-	0.32
Net earnings (loss) for the period	3.04	3.47	(1.02)	0.02	3.61
Diluted earnings per NIS 1 par value of Ordinary shares (in adjusted NIS):					
Net earnings for the period	2.43				

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 2001
Unaudited

	Nine months ended September 30, 2001						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	168,076	150,032	502	140,897	(78,680)	(23,623)	357,204
Acquisition of Company convertible debentures by subsidiary	-	13	-	-	-	-	13
Debt adjustments	-	-	-	-	-	(615)	(615)
Net income for the period	-	-	-	11,523	-	-	11,523
Balance at the end of the period	168,076	150,045	502	152,420	(78,680)	(24,238)	368,125

	Nine months ended September 30, 2000						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	168,076	150,058	-	127,186	(78,680)	(22,729)	343,911
Issuance of stock options for acquisition of Company shares held by subsidiary, net	-	-	502	-	-	-	502
Expenses related to capital consolidation	-	(26)	-	-	-	-	(26)
Debt adjustments	-	-	-	-	-	(785)	(785)
Net income for the period	-	-	-	13,166	-	-	13,166
Balance at the end of the period	168,076	150,032	502	140,352	(78,680)	(23,514)	356,768

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 2001
Unaudited

	Three months ended September 30, 2001						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	168,076	150,032	502	156,295	(78,680)	(23,981)	372,244
Acquisition of Company convertible debentures by subsidiary	-	13	-	-	-	-	13
Debt adjustments	-	-	-	-	-	(257)	(257)
Net income for the period	-	-	-	(3,875)	-	-	(3,875)
Balance at the end of the period	168,076	150,045	502	152,420	(78,680)	(24,238)	368,125

	Three months ended September 30, 2000						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the period	168,076	150,032	-	140,279	(78,680)	(23,098)	356,609
Issuance of stock options for acquisition of Company shares held by subsidiary, net	-	-	502	-	-	-	502
Debt adjustments	-	-	-	-	-	(416)	(416)
Net income for the period	-	-	-	73	-	-	73
Balance at the end of the period	168,076	150,032	502	140,352	(78,680)	(23,514)	356,768

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 2001
Audited

	Year ended December 31, 2000						
	Share capital	Additional paid-in capital	Stock options	Retained earnings	Less Company shares held by subsidiaries	Less receivable for shares	Total
	Adjusted NIS in thousands						
Balance at the beginning of the year	168,076	150,058	-	127,186	(78,680)	(22,729)	343,911
Issuance of stock options for acquisition of Company shares held by subsidiary, net	-	-	502	-	-	-	502
Expenses related to capital consolidation	-	(26)	-	-	-	-	(26)
Debt adjustments	-	-	-	-	-	(894)	(894)
Net income for the year	-	-	-	13,711	-	-	13,711
Balance at the end of the year	168,076	150,032	502	140,897	(78,680)	(23,623)	357,204

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 2001

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2001	2000	2001	2000	2000
	Unaudited				Audited
	Adjusted NIS in thousands				
Cash flows from operating activities:					
Net income (loss) for the period	11,523	13,166	(3,875)	73	13,711
Adjustments required to reconcile net income (loss) to net cash provided by operating activities (a)	19,312	15,230	19,020	647	38,460
Net cash provided by operating activities	30,835	28,396	15,145	720	52,171
Cash flows from investing activities:					
Unpaid proceeds from sale of jointly controlled entity which was previously consolidated	-	32,616	-	-	32,616
Investments in real estate and fixed assets	(40,963)	(73,937)	(13,149)	(15,993)	(87,691)
Investment grants received	-	1,372	-	-	1,372
Investment in affiliate	(17,130)	-	(17,130)	-	-
Investment in investees	-	(241)	-	-	(241)
Proceeds from sale of real estate and fixed assets	38	336	-	-	364
Marketable shares, net	-	(4)	-	11	(4)
Investment in long-term securities	-	(9)	-	(9)	(9)
Repayment of long-term loans	183	175	62	59	232
Short-term bank deposits, net	1,407	869	526	145	589
Net cash used in investing activities	(56,465)	(38,823)	(29,691)	(15,787)	(52,772)
Cash flows from financing activities:					
Sale (acquisition) of Company debentures by subsidiary, net	1,622	(16)	239	(5)	(22)
Issuance of convertible debentures (series D), net of expenses	21,790	-	21,976	-	-
Repayment of debentures (series C)	(15,810)	(5,864)	-	-	(5,864)
Repayment of debentures (series B)	-	-	-	-	(29,362)
Receipts on account of stock options exercisable into convertible debentures	297	-	297	-	-
Receipts of long-term liabilities	296,723	47,761	133,960	29,742	103,878
Repayment of long-term liabilities	(195,562)	(99,664)	(60,270)	(49,165)	(109,388)
Short-term credit from banks and others, net	(64,742)	64,321	(62,417)	31,176	38,204
Expenses related to capital consolidation	-	(26)	-	-	(26)
Issuance of options. net	-	502	-	502	502
Net cash provided by (used in) financing activities	44,318	7,014	33,785	12,250	(2,078)
Increase (decrease) in cash and cash equivalents	18,688	(3,413)	19,239	(2,817)	(2,679)
Cash and cash equivalents at beginning of period	3,178	5,857	2,627	5,261	5,857
Cash and cash equivalents at end of period	21,866	2,444	21,866	2,444	3,178

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 2001

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2001	2000	2001	2000	2000
	Unaudited				Audited
	Adjusted NIS in thousands				
(a) Adjustments required to reconcile net income (loss) to net cash provided by operating activities:					
Income and expenses not involving cash flows:					
Minority interest in earnings of subsidiaries, net	3,098	2,789	894	1,007	3,515
Accrued severance pay, net	(88)	(169)	(12)	60	383
Depreciation and amortization	14,090	13,093	5,045	4,272	17,462
Deferred taxes, net	4,970	833	(1,121)	1,382	3,223
Adjustment of controlling party's debt for shares	(615)	(785)	(257)	(416)	(894)
Capital loss (gain) on sale of investments in properties	17	(67)	2	-	(97)
Decrease in value of marketable shares	-	4	-	2	4
Revaluation (erosion) of long-term liabilities	(3,568)	(2,162)	1,659	1,484	(9,064)
Erosion (revaluation) of other investments	(3)	(2)	(1)	(2)	3
Changes in assets and liabilities:					
Decrease (increase) in trade receivables	(4,155)	4,983	3,190	4,656	7,011
Decrease (increase) in other accounts receivable	(12,159)	31,092	(8,661)	(2,854)	55,714
Increase in inventories of land	(947)	(814)	(22)	(411)	(1,564)
Decrease (increase) in buildings under construction and inventories of buildings, net	2,154	(351)	(5,049)	(1,835)	(5,358)
Decrease (increase) in land and land rights	10,031	(8,917)	7,167	(2,874)	(3,781)
Increase (decrease) in trade payables	(3,303)	(1,222)	(2,351)	231	(5,247)
Increase (decrease) in other accounts payable	12,657	(19,777)	20,300	(4,024)	(25,081)
Increase (decrease) in advance payments and deposits from tenants and property buyers	790	333	93	(2,033)	81
Increase (decrease) in advances in respect of buildings under construction, net	(4,716)	(3,702)	(2,157)	1,861	2,102
Increase in other long-term liabilities	1,059	71	301	141	48
	19,312	15,230	19,020	647	38,460
(b) Significant non-cash operations:					
Commitments for building services in return for land	-	114,312	-	3,950	114,214
Acquisition of properties against liabilities to suppliers	2,282	8,436	2,282	8,436	5,081

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

These financial statements have been prepared as of September 30, 2001 and for the nine and three months periods then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 2000 and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. The significant accounting policies applied in the financial statements of the Company as of December 31, 2000 are applied consistently in these financial statements.

b. Affiliate:

A company that is not subsidiary, and over which the Company has significant influence. The Company's investment therein is included using the equity method of accounting.

c. Convertible debentures:

Convertible debentures are included on the basis of the probability of conversion, in accordance with criteria set forth in Opinion 53 of the Institute of Certified Public Accountants in Israel. In the event that the conversion is not foreseeable, the debentures are stated at the value of the liabilities at balance sheet date. In the event that the conversion is likely, the debentures are presented among liabilities and shareholders' equity at the greater of their monetary liability or capital amount.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS according to the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of September 2001.

In the nine months ended September 30, 2001, the Israeli CPI increased by 2.0% (corresponding period last year - decreased by 0.5%).

NOTE 4:- ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS AND THEIR IMPACT ON THE FINANCIAL STATEMENTS

a. In May 2001, the Israel Accounting Standards Board published Accounting Standard No. 7 regarding post balance sheet events, and Accounting Standard No. 8 regarding discontinuing operations and in July 2001, Accounting Standard No. 11 regarding segment reporting and in October 2001, Accounting Standard No. 12 regarding the discontinuance of adjusting of financial statements for inflation (see b. below), and Accounting Standard No. 13 regarding the effects of changes in foreign exchange rates.

Accounting Standard No. 7 contains the conditions for post balance sheet events that require adjustments and post balance sheet events that are non-adjusting events, including rules such as accounting for dividend that are different from those applied until now. Accounting Standard No. 7 will apply to financial statements for periods ending on or after December 31, 2001. Since Regulation No. 60 to the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993 was not yet modified, the treatment of dividend that was declared after the balance sheet date until the date of the approval of the financial statements will be in accordance with these regulations and will be disclosed as short-term liability.

Accounting Standard No. 8 prescribes provisions for presentation and disclosure with regard to the treatment of discontinued operations, among them provisions regarding presentation which are different from those applied until now. Accounting Standard No. 8 will apply to financial statements for periods beginning on or after January 1, 2002.

Accounting Standard No. 11 prescribes provisions with respect to segment reporting. Accounting Standard No. 11 is based on International Accounting Standard No. 14, pursuant to which the Company prepared its financial statements, since International Standard No. 14 constituted the accepted practice in Israel. Accounting Standard No. 11 will apply to financial statements for periods beginning January 1, 2002.

Accounting Standard No. 13 prescribes provisions with respect to the effects of changes in foreign exchange rates. This Standard replaces Interpretation No. 8 and Interpretation No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are eliminated at the time of discontinuance of the adjustment of the financial statements. The Standard deals with translation of foreign transactions and translation of financial statements of foreign operations for the purpose of their inclusion in the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those applied until now. Accounting Standard No. 13 will apply to financial statements for periods beginning after December 31, 2002.

Management does not anticipate that the adoption of the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

b. Discontinuance of adjusting financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinuance of adjusting financial statements. According to this Standard, beginning January 1, 2003, financial statements will discontinue to be adjusted for inflation in Israel. Until December 31, 2002, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2002, will serve as the starting point for nominal financial reporting beginning January 1, 2003.

Management anticipates that the new Standard will have a significant effect on its results of operations.

NOTE 5:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a. An affiliate:

On April 22, 2001, the Company was notified that it had won a tender for the issuance of 76% of the shares of MTAM - High Tech Park at Givat Ram Campus, Jerusalem ("MTAM") for the payment of NIS 25 million. MTAM, that at the eve of the issuance of shares to the Company is equally owned by the Authority for the Development of Jerusalem and the Hebrew University of Jerusalem, is designated to be engaged in the establishment of a high tech park near Givat Ram Campus, at the Hebrew University of Jerusalem in a primary building area of some 64,000 sq.m. and service area of some 63,500 sq.m. The project will be built on area to be leased to MTAM by the Israel Land Administration for a period of 25 years.

Based on an initial and non-established estimate conducted by the Company, the cost of the construction of the entire project, at the shell level, may aggregate to the amount equals to $ 65 million, in NIS. As of balance sheet date, the cost of the investment in MTAM amounting to NIS 17 million is presented among "Investment in affiliate".

b. Lease agreement of a jointly controlled entity ("the subsidiary"):

During the reported period, a legal proceedings is underway between a tenant and the subsidiary regarding the revocation of the lease agreement. In the context of the legal proceedings both parties presented claims in the amount of some NIS 10 million. The subsidiary declared of the revocation of the lease agreement and has fortified guarantees that the tenant has provided to it in the amount of NIS 2 million. The subsidiary estimates that there is a reasonable chance that the Court accepts its claims.

c. Closure of a functions hall:

Following a closure order which was issued by Ramat Gan Municipality, a subsidiary discontinued the operation of a functions hall in June 2001 and, accordingly, the lease agreement with the operators of the hall was terminated. The subsidiary commenced the preparations to perform works in order to comply with the Municipality requirements. The works are scheduled to be completed by the end of 2001. The subsidiary estimates that the cost of the works is approximately NIS 1 million.

It should be indicated that the order which was issued by the Municipality refers only to the functions hall at D'Mall and does not refer to the other areas of the commercial center.

d. Tax assessments:

During the reported period, a subsidiary and the Tax Authorities reached an agreement whereby an amount of NIS 2.4 million will be paid to the Tax authorities in respect of income tax deductions for previous years for which, in the past, the subsidiary had recorded in its books a provision of NIS 9.1 million. Following said agreement, the subsidiary recorded in its books income after tax of NIS 5 million.

e. Prospectus:

On July 31, 2001, the Company filed a prospectus for raising convertible debentures and stock options exercisable into convertible debentures ("the prospectus").

1. In the context of the prospectus, the following securities were offered:

   a) NIS 32,000,000 par value of registered debentures (series D), at 80% of their par value, redeemable in 4 equal payments on June 20 of each of the years 2007 - 2010 (inclusive), linked (principal and interest) to the Israeli CPI published for June 2001, and bearing annual interest of 3%. On each trading day, commencing with the registration of the debentures (series D) for trade on the stock exchange until June 30, 2010 (inclusive), except for the period from July 1 until July 20 (inclusive) of each of the years 2007 - 2009 (inclusive), the debentures (series D) are convertible into fully paid registered Ordinary shares of NIS 1 par value each, in such a manner that until July 20, 2006, the conversion ratio will be NIS 180 par value of debentures (series D) per one Ordinary share of NIS 1 par value each (subject to specified adjustments) and from July 21, 2006, the conversion ratio will be NIS 240 par value of debentures (series D) per one Ordinary share of NIS 1 par value each (subject to specified adjustments). Debentures (series D) which are not converted by June 30, 2010 will not entitle its holders the right of conversion into the Company's shares.

b) 960,000 registered stock options (series C) are exercisable into NIS 96,000,000 par value of debentures (series D) on each trading day commencing with their registration for trade on the stock exchange until February 5, 2002, in such a manner that each stock option (series C) is exercisable into NIS 100 par value of debentures (series D) against the cash payment of the exercise increment of NIS 86. Stock option (series C) which is not converted by February 5, 2002 (inclusive) will be nullified and will not entitle its holders any right whatsoever toward the Company.

2. The securities were offered to the public by 320 thousand units through a tender on the price of the unit where the composition and price per unit are as follows:

	NIS
NIS 10 par value of debentures (series D) at 80% of their par value	80
3 stock options (series C)	-
Total minimum price per unit	80

3. Following are the results of the tender which took place on August 7, 2001:

a) In the context of the tender, 241 orders for the purchase of 352,577 units were received from the public (excess booking of 1.1018).

b) The price per unit was set at NIS 80.

c) All orders for the purchase of 352,577 were relatively responded, so that each one who ordered was responded at the rate of 90.76% of its order.

d) The gross proceed received by the Company in the context of the issuance amounted to NIS 25,647 thousand.

4. The debentures and stock options commenced to be traded on the stock exchange on August 23, 2001.

NOTE 6:- EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a. On October 18, 2001, a subsidiary filed with the Court a request to convene an extraordinary meeting of holders of call options (series B) (that are exercisable into the Company's shares for the payment of the exercise increment of NIS 85 until December 31, 2001) in order to discuss and approve a settlement program whose purpose is to extend the exercise period of the call options until December 31, 2003.

b. On November 12, 2001, the Company filed with the Court a request to convene an extraordinary meeting of holders of stock options (series C) (that are convertible into debentures (series D) for the payment of the exercise increment of NIS 86 until February 5, 2002) in order to discuss and approve a settlement program whose purpose is to extend the conversion period of the stock options (series C) until February 5, 2003 and to convene an extraordinary general meeting of the Company's shareholders in order to approve the settlement.

\- - - - - - - - -

F:\LANIR\1724\M\01\ec9.doc

Summary of Reports
to the Israeli Competent Authorities,
concerning Purchases and Sales
of Securities by "Interested Parties"
up to 31.12.2001

Identity of Party	Type of Security NIS 1 Ordinary Shares	Rate of Holding (Capital and Voting) %
Arad Investment and Industrial Development Ltd.	+2,671,261	56.25
Barzavarin Company Ltd. (subsidiary of "Arad")	+1	0
Shlomo Eisenberg, Chairman of Group	+455,760	9.6
Bnei Michal (Atudot) Ltd.	+952,875	20.06
Bank Hapoalim Ltd. Group	+374,931	7.89
	NIS 100 Debentures (Series D) convertible into shares	
Arad Investment and Industrial Development Ltd.	NIS +670,800 n.v.	(out of total issue of NIS 32,000,000 n.v.)

(I10a)

Summary of Immediate Reports to Securities Authority, Registrar of Companies and Tel-Aviv Stock Exchange up to 31.12.2001

Date	Subject
12.11.2001	Application to Court to approve extension of the period for exercising Purchase Options for Debentures (Series C).
19.12.2001	Notice of Meeting of holders of options (Series C) for Debentures (Series D) and Special General Meeting of Shareholders.

(I9a)